UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of São Paulo - SABESP

(Translation of Registrant’s name into English)

Rua Costa Carvalho, 300

05429-900 São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

CERTAIN TERMS AND CONVENTIONS

All references in this Report of Form 6-K to “we,” “our,” “ours,” “us” or similar terms refer to Sabesp and its consolidated subsidiaries, except where specified or differently required by the context. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this Report on Form 6-K are explained or detailed in the glossary of terms beginning on page 7 to our 2023 Form 20-F.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date.

The reference dates for the quantitative information derived from our unaudited condensed consolidated interim statement of financial position included in this Form 6-K are March 31, 2024, and December 31, 2023, and the reference period for our unaudited condensed consolidated interim income statement are the three-month periods ended March 31, 2024, and 2023 (“Unaudited Condensed Consolidated Interim Financial Statements”).

All financial information for the three-month period ended March 31, 2024, was prepared on a consolidated basis, while all financial information for the three-month period ended March 31, 2023, was prepared on an individual basis because we had no subsidiaries to consolidate.

Our Unaudited Condensed Consolidated Interim Financial Statements, included at the end of this Form 6-K, are prepared in compliance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

Our Unaudited Condensed Consolidated Interim Financial Statements were the subject of limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for a review of such information by BDO RCS Auditores Independentes SS Ltda., our independent auditors for the three-month period ended March 31, 2024.

Certain figures in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our Unaudited Condensed Consolidated Interim Financial Statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2023 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including, without limitation those set forth in “Item 3.D. Risk Factors” in our 2023 Form 20-F.

A. Operating and Financial Review and Prospects Overview

As of March 31, 2024, we operated water and sewage systems in the State of São Paulo, including in the city of São Paulo, Brazil’s largest city. Our operations extended into a total of 376 municipalities, or 58% of all municipalities in the state. We also provided water services and accounted for on a wholesale basis to two municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems. Our capital expenditure program is our most significant liquidity and capital resource requirement.

Since December 11, 2023, we started providing water and sewage services in Olímpia, through our wholly-owned subsidiary Sabesp Olímpia S.A.

The following table sets forth, for the periods indicated, certain items from our income statements, each expressed as a percentage of net operating revenue:

	Three-Month Period Ended March 31,
	2024 (unaudited)		2023 (unaudited)
	(in millions of reais, save for %)
Net operating revenue	6,560.2	100%	5,698.4	100%
Operating costs	(3,975.4)	(60.6)%	(3,653.7)	(64.1)%
Gross profit	2,584.8	39.4%	2,044.7	35.9%
Selling expenses	(210.1)	(3.2)%	(225.7)	(4.0)%
Allowance for doubtful accounts	(190.5)	(2.9)%	(162.8)	(2.9)%
Administrative expenses	(538.1)	(8.2)%	(284.7)	(5.0)%
Other operating income (expenses), net and equity results of investments in affiliates	16.0	0.2%	20.9	0.4%
Profit from operations before finance income (expenses) and income tax and social contribution	1,662.1	25.3%	1,392.4	24.4%
Financial result, net	(338.2)	(5.2)%	(259.5)	(4.6)%
Profit before income tax and social contribution	1,323.9	20.2%	1,132.9	19.9%
Income tax and social contribution	(500.6)	(7.6)%	(385.7)	(6.8)%
Profit for the period	823.3	12.5%	747.2	13.1%

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenue

Net operating revenue increased by R$861.8 million, or 15.1%, to R$6,560.2 million as of March 31, 2024, from R$5,698.4 million as of March 31, 2023. Excluding the effect of construction revenue, net operating revenue increased by R$704.7 million, or 15.6%, to R$5,223.5 million for the three-month period ended March 31, 2024, compared to R$4,518.8 million for the three-month period ended March 31, 2023. Construction revenue for the three-month period ended March 31, 2024, was R$1,336.8 million, compared to R$1,179.5 million for the three-month period ended March 31, 2023. This increase was mainly due to a tariff readjustment of 9.6% since May 2023 and an increase of 5.3% of the total invoiced amount.

Operating Costs

Our operating costs for the three-month period ended March 31, 2024, increased by R$321.7 million, or 8.8%, to R$3,975.4 million for the three-month period ended March 31, 2024, from R$3,653.7 million for the three-month period ended March 31, 2023. This increase was mainly due to (i) an increase of R$153.7 million in construction costs associated with increased investment; (ii) an increase of R$113.5 million in depreciation and amortization costs due to the entry into operation of certain intangible assets; and (iii) an increase of R$69.2 million in service costs, comprising among other things R$42.9 million related to the maintenance of networks, connections and systems and R$8.9 million to pave and repair sidewalks.

Gross Profit

As a result of the factors described above, gross profit for the three-month period ended March 31, 2024, increased by R$540.1 million, or 26.4%, to R$2,584.8 million for the three-month period ended March 31, 2024, from R$2,044.7 million for the three-month period ended March 31, 2023. As a percentage of net operating revenue, our gross profit margin increased to 39.4% for the three-month period ended March 31, 2024, from 35.9% for the three-month period ended March 31, 2023.

Selling Expenses

Selling expenses for the three-month period ended March 31, 2024, decreased by R$15.6 million, or 6.9%, to R$210.1 million for the three-month period ended March 31, 2024, from R$225.7 million for the three-month period ended March 31, 2023. This decrease was mainly due to a reduction of (i) R$8.1 million in expenses related to the contracting of services and (ii) R$7.7 million in expenses related to salaries, charges, benefits and social security obligations, mainly due to a decrease in our number of employees.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts for the three-month period ended March 31, 2024, increased by R$27.7 million, or 17.0%, to R$190.5 million for the three-month period ended March 31, 2024, from R$162.8 million for the three-month period ended March 31, 2023. This increase was mainly due to an increase in sanitation revenue.

Administrative Expenses

Administrative expenses for the three-month period ended March 31, 2024, increased by R$253.4 million, or 89.0%, to R$538.1 million for the three-month period ended March 31, 2024, from R$284.7 million for the three-month period ended March 31, 2023. This increase was mainly due to a provision of R$162.4 million for the Agreement with AAPS - Association of Retirees and Pensioners of SABESP, and an increase of R$68.7 million in expenses related to legal proceedings.

Other Operating Income (Expenses), Net and Equity in Results of Investments in Affiliates

Other operating income and expenses, net, for the three-month period ended March 31, 2024, decreased by R$4.9 million, or 23.4%, to R$16.0 million for the three-month period ended March 31, 2024, from R$20.9 million for the three-month period ended March 31, 2023.

Other operating income consists of gains and losses made from the sale of property, plant and equipment, the sale of contracts awarded in public bids, our right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse of water, PURA projects and services, net of COFINS and PASEP.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and recognition and reversal of estimated losses with asset indemnification.

Financial Result, Net

The financial result consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect to our indebtedness, offset partially by interest income on cash and cash equivalents and financial investments and inflation-based indexation accruals, mainly relating to agreements entered into with certain customers to settle overdue accounts receivable.

The financial result, net, for the three-month period ended March 31, 2024, increased by R$78.7 million in expenses, or 30.3%, to R$338.2 million for the three-month period ended March 31, 2024, from R$259.5 million for the three-month period ended March 31, 2023. This increase in expenses was mainly due to (i) a reduction of R$77.5 million in exchange variation gains on borrowings and financing, due to the appreciation of the U.S. dollar and depreciation of the Yen in March 31, 2024 (3.2% and (3.5)%, respectively), compared to the depreciation recorded in respect of both currencies in March 31, 2023 ((2.6)% and (3.3)%, respectively); (ii) an increase of R$67.2 million in other financial expenses, due to the R$60.1 million increase in interest with respect to our public-private partnership agreements (PPPs); and (iii) an increase of R$7.7 million in interest and charges on international borrowings and financing, mainly due to new IDB fundraising.

This increase in expenses was partially offset by (i) an increase of R$32.7 million in financial revenues, mainly due to higher interest charged on overdue bills in March 31, 2024; (ii) a decrease of R$32.2 million in other monetary variations, mainly due to lower monetary variation on PPPs in March 31, 2024; and (iii) a decrease of R$16.5 million in monetary variations on borrowings and financing, mainly due to a decrease in IPCA (from 2.1% in March 31, 2023 to 1.42% in March 31, 2024), as well as higher capitalization of monetary variation on debentures in March 31, 2024, of R$5.5 million.

Profit Before Income Tax and Social Contribution

As a result of the factors discussed above, profit before income tax and social contribution for the three-month period ended March 31, 2024, increased by R$191.0 million, or 16.9%, to R$1,323.9 million for the three-month period ended March 31, 2024 from R$1,132.9 million for the three-month period ended March 31, 2023.

Income Tax and Social Contribution

Income tax and social contribution expense for the three-month period ended March 31, 2024, increased by R$114.9 million, or 29.8%, to R$500.6 million for the three-month period ended March 31, 2024, from R$385.7 million for the three-month period ended March 31, 2023. This increase was mainly offset by (i) an increase of R$559.5 million in costs and expenses, and (ii) a negative variation of R$78.7 million in our financial results.

Profit for the Period

As a result of the factors discussed above, our profit for the three-month period ended March 31, 2024, increased by R$76.1 million, or 10.2%, to R$823.3 million for the three-month period ended March 31, 2024, from R$747.2 million for the three-month period ended March 31, 2023.

Non-GAAP Financial Measures

Our computation of EBITDA, LTM EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Net Revenue (excluding construction revenue), Adjusted EBITDA Margin, Gross Debt, Net Debt and Total Capital may not be comparable to other similarly titled measures computed by other companies, because other companies may calculate Gross Debt, Net Debt and Total Capital differently. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with IAS 34. These measures are not audited or reviewed by our independent auditors. We urge investors to review the reconciliations of the non-GAAP financial measures presented above.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

We have disclosed EBITDA in this Form 6-K, which is considered a non-GAAP financial measure. A non-GAAP financial measure is any financial measure that is presented other than under all relevant accounting standards under IAS 34. EBITDA refers to net income, before net financial results, income tax and social contribution on profit, and depreciation and amortization.

Our management believes that disclosure of EBITDA provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. This is because EBITDA is generally perceived as a more objective and comparable measure of operating performance. For example, interest expense is dependent on the capital structure and credit rating of a company. However, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits and the different jurisdictions in which they transact business. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation method (straight-line, accelerated or units of production), which can result in considerable variation in depreciation and amortization expenses between companies. Therefore, for comparison purposes, our management believes that EBITDA is useful as an objective and comparable measure of operating profitability because they exclude these elements of earnings that do not provide information about the current operations of existing assets.

Adjusted EBITDA

We calculate Adjusted EBITDA as our net income for the period adjusted by the effect of the Incentivized Dismissal Program - PDI, the Agreement with AAPS – Association of Retirees and Pensioners of Sabesp, construction margin, other operating expenses (income), net, before the net financial result, income and social contribution on profit and depreciation and amortization. Adjusted EBITDA does not have a standardized meaning and may not be comparable to Adjusted EBITDA or similarly-titled measures as used by other companies. Moreover, Adjusted EBITDA has limitations as an indicator of profitability, since Adjusted EBITDA does not consider certain costs in connection with our business, which could adversely affect our profits, such as our financial results, taxes, depreciation and amortization, as well as other items recorded in our income statement and described above. This calculation of Adjusted EBITDA is not the same calculation of Adjusted EBITDA used to measure compliance with covenants included in our financing agreements and debenture issuances.

Adjusted Net Revenue (excluding construction revenue)

Adjusted Net Revenue is calculated by subtracting construction revenue from net revenue. We use Adjusted Net Revenue as a management (non-accounting) indicator, as we believe it is fundamental for measuring our operational profitability. Adjusted Net Revenue is considered a non-GAAP financial measure and is not a measure recognized by Brazilian Accounting Practices or IAS 34, nor should it be considered in isolation or as an alternative to net income, as a measure of operational performance, or as an alternative to operational cash flows, or as a measure of liquidity. It does not have a standardized meaning and may not be comparable to similar measures used by other companies.

Adjusted EBITDA Margin

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Adjusted Net Revenue. The Adjusted EBITDA Margin is considered a non-GAAP financial measure and is not a measure recognized by Brazilian Accounting Practices or IAS 34, nor should it be considered in isolation or as an alternative to net income, as a measure of operational performance, or as an alternative to operational cash flows, or as a measure of liquidity. It does not have a standardized meaning and may not be comparable to similar measures used by other companies.

Net Debt

Net Debt is a non-GAAP measure we use to monitor the long-term effects of our debt on our business and to ensure compliance with financial leverage ratios. It is calculated by adding our current and non-current loans and financing, plus derivatives, net, less our cash and cash equivalents. Our definition of Net Debt may not be comparable to Net Debt used by other companies and is not a measure of cash flow, liquidity or resources available for debt service. For a reconciliation of our Net Debt to our total loans and financing and cash and cash equivalents for the relevant periods, see 4.2 to our Unaudited Condensed Consolidated Interim Financial Statements.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA Reconciliation	For the three-month period ended March 31,		For the year ended December 31,
	2024 (unaudited)	2023 (unaudited)	2023	2022
	(in millions of reais)
(+) Net profit (loss) for the period	823.3	747.2	3,523.5	3,121.3
(+) Net financial result	338.2	259.5	1,592.0	372.4
(+) Depreciation and amortization	773.8	657.1	2,790.6	2,450.8
(+) Income and social contribution taxes	500.6	385.7	1,230.5	1,151.5
EBITDA*	2,435.9	2,049.5	9,136.6	7,096.0
(+) Other operating expenses/(income), net(1)	(7.1)	(14.6)	(27.9)	(8.3)
(+) Incentivized Dismissal Program – PDI(2)	-	-	529.6	-
(+) Agreement with AAPS - Association of Retirees and Pensioners of SABESP(3)	162.4	-	-	-
(+) Construction margin(4)	(30.1)	(26.5)	(125.6)	(109.4)
ADJUSTED EBITDA*	2,561.1	2,008.4	9,512.7	6,978.3

Net revenue	6,560.2	5,698.4	25,572.1	22,055.7
(+) Construction revenue	(1,336.8)	(1,179.5)	(5,600.3)	(4,863.8)
Adjusted net revenue (excluding construction revenue)*	5,223.4	4,518.9	19,971.8	17,191.9

Adjusted EBITDA Margin*	49.0%	44.4%	47.6%	40.6%

(1) Other operating income refers to gains from the sale of fixed assets, sales of public notices, sale of electricity rights, indemnities and reimbursement of expenses, fines and deposits, property rentals, reclaimed water, projects and services under the Rational Water Use Program (PURA) and are presented net of COFINS and PASEP taxes. Other operating expenses refer to the write-off of concession assets due to obsolescence, decommissioned works, unproductive wells, economically unfeasible projects, losses of fixed assets, and the establishment and reversal of estimated losses related to asset indemnification.

(2) Non-recurring event related to the provision recognized for the Incentivized Dismissal Program – PDI.

(3) Non-recurring event related to the provision of an agreement made with AAPS - Association of Retirees and Pensioners of SABESP.

(4) Construction revenue minus construction cost.

(*) Unaudited.

We adjust such items in the EBITDA as they are either do not constitute part of our business plan or are non-recurring events and, as such, do not contribute to information about our potential for gross cash generation. This calculation of Adjusted EBITDA is not the same calculation of Adjusted EBITDA used to measure compliance with covenants included in our financing agreements and debenture issuances.

Last Twelve Month (“LTM”) EBITDA and Adjusted EBITDA

The table below sets forth a reconciliation of our LTM EBITDA and LTM Adjusted EBITDA to our net profit (loss) for each of the periods presented below:

LTM EBITDA Reconciliation	For the three-month period ended March 31,		For the year ended December 31, 2023	For the twelve-month period ended March 31, 2024
	2024 (unaudited)	2023 (unaudited)		(c) – (b) + (a)
	(a)	(b)	(c)
	(in millions of reais)
(+) Net profit (loss) for the period	823.3	747.2	3,523.5	3,599.6
(+) Net financial result	338.2	259.5	1,592.0	1,670.7
(+) Depreciation and amortization	773.8	657.1	2,790.6	2,907.3
(+) Income and social contribution taxes	500.6	385.7	1,230.5	1,345.4
LTM EBITDA*	-	-	-	9,523.0
(+) Other operating expenses/(income), net(1)	(7.1)	(14.6)	(27.9)	(20.4)
(+) Incentivized Dismissal Program – PDI(2)	-	-	529.6	529.6
(+) Agreement with AAPS - Association of Retirees and Pensioners of SABESP(3)	162.4	-	-	162.4
(+) Construction margin(4)	(30.1)	(26.5)	(125.6)	(129.2)
LTM ADJUSTED EBITDA*	-	-	-	10,065.4

(1) Other operating income refers to gains from the sale of fixed assets, sales of public notices, sale of electricity rights, indemnities and reimbursement of expenses, fines and deposits, property rentals, reclaimed water, projects and services under the Rational Water Use Program (PURA) and are presented net of COFINS and PASEP taxes. Other operating expenses refer to the write-off of concession assets due to obsolescence, decommissioned works, unproductive wells, economically unfeasible projects, losses of fixed assets, and the establishment and reversal of estimated losses related to asset indemnification.

(2) Non-recurring event related to the provision recognized for the Incentivized Dismissal Program – PDI.

(3) Non-recurring event related to the provision of an agreement made with AAPS - Association of Retirees and Pensioners of SABESP.

(4) Construction revenue minus construction cost.

(*) Unaudited.

Debt Ratios

	As of and for the twelve-month period ended March 31,	As of and for the year ended December 31,
	2024 (unaudited)	2023	2022
	(in millions of reais, save for %)
Gross Debt(1)	22,024.3	19,536.3	18,958.7
Net Debt(2)*	15,832.3	16,271.1	15,413.3
Total Equity	30,680.7	29,857.4	27,333.5
Total Capital(3)*	46,513.0	46,128.5	42,746.8
Adjusted EBITDA*	10,065.4	9,512.7	6,978.3
Leverage ratio (%)(4)*	34	35	36
Gross Debt / Adjusted EBITDA*	2.2	2.1	2.7
Net Debt / Adjusted EBITDA*	1.6	1.7	2.2
Net Debt / Total Equity (%)*	52	54	56

(1) Gross Debt consists of our current and non-current loans and financing. Gross Debt is a non-GAAP measure (and therefore, not based on a measure calculated and presented in accordance with IAS 34 or other accounting principles) and may not be comparable to other similarly titled measures used by other companies, because other companies may calculate Gross Debt differently.

(2) Net Debt means Gross Debt less cash and cash equivalents and financial investments. Net Debt is a non-GAAP measure, and accordingly, is not based on a measure calculated and presented in accordance with IAS 34 or other accounting principles) and may not be comparable to other similarly titled measures used by other companies, which may calculate Net Debt differently.

(3) Total Capital is calculated by adding Shareholders’ Equity, as shown in the balance sheet, to Net Debt.

(4) Leverage ratio (%) is calculated by dividing net debt by total capital.

(*) Unaudited.

Reconciliation of our Gross Debt, Net Debt, and Total Capital

	As of March 31,	As of December 31,
Net Debt Reconciliation	2024 (unaudited)	2023	2022
	(in millions of reais)
Current
(+) Loans and financing (current liabilities)	2,716.4	2,616.4	2,246.0
Non-Current
(+) Loans and financing (noncurrent liabilities)	19,307.9	16,919.9	16,712.7
Gross Debt(1)	22,024.3	19,536.3	18,958.7
(+) Cash and Cash Equivalents	(2,019.4)	(838.5)	(1,867.5)
(+) Financial investments	(4,172.6)	(2,426.8)	(1,677.9)
Net Debt(2)*	15,832.3	16,271.1	15,413.3
Total equity	30,680.7	29,857.4	27,333.5
Total Capital(3)*	46,513.0	46,128.5	42,746.8

(1) Gross Debt consists of our current and non-current loans and financing.

(2) Net Debt means Gross Debt less cash and cash equivalents and financial investments.

(3) Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

(*) Unaudited.

B. Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from the capital markets. As of March 31, 2024, we had R$2,019.4 million in cash and cash equivalents. The outstanding current indebtedness was R$2,716.4 million as of March 31, 2024, of which R$246.3 million was denominated in foreign currency. Long-term indebtedness was R$19,307.9 million as of March 31, 2024, of which R$2,384.8 million consisted of foreign currency-denominated obligations.

Management expects that we will have sufficient funds to meet our commitments and not compromise our planned investments, given the works we carried out to improve our water security and to reduce defaults, as well as the cash we generated from operations and the availability of credit lines for investments.

In order to finance the constant investment needs in our infrastructure, we use third party funds to complement our own resources. We believe that we currently have sufficient sources of funds to implement our short- and medium-term strategy.

Cash Flows

Net Cash Generated from Operating Activities

Cash generated from operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future. Our net cash generated from operating activities was R$1,397.4 million and R$395.3 million for the three-month period ended March 31, 2024, and 2023, respectively. The main driver of our cash flow from operating activities relates to our cash collections from customers, which is due to the nature of our business and to the fact that we are expanding our infrastructure. There was an increase in net cash generated from operating activities in the three-month period ended March 31, 2024, of 253.3%.

Net Cash Used in Investing Activities

Net cash used in investing activities was R$2,284.8 million and R$583.6 million for the three-month period ended March 31, 2024, and 2023, respectively. The main driver of our net cash outflow for investing activities relates to purchases of intangible assets, as required under our concession and program contracts, which is due to the fact that we are expanding our infrastructure and service coverage. There was an increase in net cash used in investing activities in the three-month period ended March 31, 2024, of 291.5%.

Net Cash Generated by (Used in) Financing Activities

Our net cash generated by financing activities was R$2,068.3 million for the three-month period ended March 31, 2024, compared to R$842.8 million in net cash used for the three-month period ended March 31, 2023. The main driver of our cash flows from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services and our payment of interest on capital. For the three-month period ended March 31, 2024, (i) our financings increased by R$2,818.1 million compared to the same period in 2023 and (ii) our amortizations decreased by R$56.2 million compared to the same period in 2023.

Waivers and Creditors’ Approvals

As our Proposed Privatization would lead to the State of São Paulo no longer being our controlling shareholder under our outstanding financings, we obtained waivers and prior consents from certain creditors that included covenants and restrictions concerning to such provisions in their agreements. Under the agreements referred to below, a change in control rating downgrade event triggered by our Proposed Privatization, the consequent amendment of our bylaws and certain investments that could affect our capital structure could lead to an acceleration, cross-default, cross acceleration or termination of certain agreements governing our debt, if we are unsuccessful in obtaining the following waivers and prior consents. Below is a summary of the waivers, approvals, and amendments received or executed by us since the date of our 2023 Form 20-F:

As of the date of this interim report we have received waivers in respect of the following financings:

•	Inter-American Investment Corporation (IDB Invest) and Inter-American Development Bank (IDB) and Inter-American Investment Corporation (IDB Invest), Inter-American Development Bank (IDB) and Société De Promotion Et De Participation Pour La Coopération Economique S.A. (Proparco): On May 29, 2024, we entered into amendment agreements to Loan Agreement No. 13069-01 dated November 10, 2020 and Loan Agreement No. 12676-0, dated June 24, 2022, as amended by the Loan Agreement No. 12676-02 / 14488-01, dated May 4, 2023, with a guarantee provided by Proparco under a Reimbursement Agreement dated May 4, 2023. The amendments update the definition of “Net Debt” and include mandatory prepayment provisions that will be triggered by a change of control, shareholders exceeding certain shareholding limits being listed on internationally recognized sanction lists, or any funds invested by them being of illicit origin, as determined by the creditors under such financings, as well as a rating downgrade event resulting from our Proposed Privatization within a certain period after privatization or all rating agencies ceasing to publish our ratings.

•	International Finance Corporation (IFC): On May 23, 2024, we entered into amendments to Loan Agreement No. 46253, dated June 27, 2022, and amended on October 11, 2023 and Loan Agreement No. 47451, dated June 14, 2023. The amendments include mandatory prepayment provisions which shall be triggered if shareholders exceeding certain shareholding limits are listed on internationally recognized sanction lists or are deemed “prohibited persons” by creditors under such financings. Additionally, a rating downgrade event resulting from our Proposed Privatization within a certain period after privatization will also trigger a mandatory prepayment event under certain of our financing agreements.
•	International Bank for Reconstruction and Development (IBRD): On April 5, 2024, we received a waiver letter from IBRD confirming that they do not intend to trigger the event of suspension or the event of acceleration as a result of our Proposed Privatization under the following financing agreements: (i) Loan Agreement No. 7662-BR, entered into between IBRD and us on October 28, 2009, subject to IBRD general conditions dated July 1, 2005, as amended up until February 12, 2008; and (ii) Loan Agreement No. 8916-BR, entered into between IBRD and us on November 14, 2018, subject to the IBRD general conditions dated July 14, 2017. The waiver was granted by IBRD considering the confirmation of our commitment to perform the obligations under the loan agreements and to achieve the objectives of the related projects, and the fact that the change of control will not affect the validity, terms and conditions of the loan agreements and guarantee agreements.
•	Japan International Cooperation Agency (JICA): On May 29, 2024, we received correspondence from JICA confirming that they do not intend to trigger the event of suspension or the event of acceleration as a result of our Proposed Privatization under the following financing agreements: (i) Loan Agreement No. BZ-P15, entered into between JICA and us on August 6, 2004; (ii) Loan Agreement No. BZ-P17, entered into between JICA and us on October 14, 2010; (iii) Loan Agreement No. BZ-P18, entered into between JICA and us on February 15, 2011; and (iv) Loan Agreement No. BZ-P19, entered into between JICA and us on February 23, 2012. The consent was granted by JICA considering (i) our commitment to perform the obligations under the loan agreements and to achieve the objectives of the related projects, (ii) the fact that the change of control would not affect the validity, terms and conditions of the loan agreements, (iii) that the Attorney General’s Office of the National Treasury, through “Official Letter SEI No. 25103/2024/MF”, confirmed that the guarantees provided by the Brazilian government under these contracts will remain valid and effective for the entire term of these contracts, and (iv) that there would be no changes to the terms and conditions initially sent to JICA in relation to the initial structure of our Proposed Privatization. In the event of any change to the terms initially indicated by us in relation to the Proposed Privatization, JICA may request that we provide details and additional information or even take further action;
•	Brazilian Federal Savings Bank (CEF): On May 28, 2024, we received a letter from CEF, in response to a Letter P-0098/2024 which we sent on March 18, 2024, approving: (i) the prior consent for the change in our control; (ii) the authorization for the amendment of corporate documents applicable to the Proposed Privatization; and (iii) the amendment of the definition of “Adjusted Net Debt” in light of the contractual obligations assumed by us in relation to CEF. CEF reserved the right to conduct subsequent evaluations after the conclusion of our Proposed Privatization regarding its outcome and safeguarded its right to accelerate the contracts in the event of any non-compliance with contractual terms not expressly mentioned in the letter, or the declaration of early maturity by any of our other financial institution creditors regarding our respective financing instruments. Regarding contracts No. 191.305-91/2007, No. 228.510-87/2008, No. 228.608-59/2008, No. 228.725-71/2008, No. 228.725-71/2008, No. 228.726-85/2008, No. 245.178-17/2008, No. 245.188-32/2008, No. 245.201-05/2008, and No. 41350915, whose credits were assigned by CEF to the Brazilian government, the National Treasury Secretariat (STN), through Opinion SEI No. 1284/2024/MF, granted consent for our Proposed Privatization, subject to the State of São Paulo complying with the conditions established in the respective instruments.

•	BNDES: On May 24, 2024, we received a letter from BNDES, in response to Letter P-0099/2024 which we sent on March 18, 2024, confirming their consent to our Proposed Privatization, capital increase and amendments to our corporate documents, with respect to Credit Facility Agreements No. 09.2.1531.1, No. 11.2.0975.1/11.2.0975.2, No. 12.2.1381.1, No. 14.2.0535.1, and No. 15.2.0313.1, and the Subscription Promise Agreement for Simple Debentures in Private Issuances and Other Covenants No. 09.2.1175.1/09.6.0110.1. The consent was granted by BNDES on the condition that it would reserve the right to evaluate, after the consummation of our Proposed Privatization (i) our new corporate structure; (ii) our new corporate documents; and (iii) the new Concession Agreement entered into with URAE-1, in order to analyze the potential impacts on credit risk assessment based on applicable regulations. The letter also states that the consents are subject to us presenting documents related to the above items upon the consummation of our Proposed Privatization and within 90 days of settlement, extendable by another 30 days at BNDES’ discretion. In relation to the amendment of the definition of “Adjusted Net Debt” used in calculating the financial ratio “Adjusted Net Debt/Adjusted EBITDA,” BNDES indicated that it is still under evaluation and will communicate its decision in due course[1].
•	22nd, 23rd, 24th, 26th, 27th, 28th, 29th and 30th and 31st Issuances of Debentures: On April 29, 2024, April 25, 2024 and April 26, 2024 and on May 7, 2024, May 15, 2024, May 21, 2024 and May 24, 2024, the general meetings of the debentures holders of the 22nd, 23rd, 24th, 26th, 27th, 28th, 29th and 30th debentures issuances, respectively, were held, through which the debenture holders granted the waivers in respect of change of control provisions that would be triggered if our Proposed Privatization is consummated and to the update of the net debt definition in the indentures, subject to certain conditions, such as the payment of a waiver fee, the shareholder structure to take place after the Proposed Privatization and the non-occurrence of a rating downgrade event. These conditions are aligned with the change of control provisions contemplated in our 31st debenture issuance.
•	12th Issuance of Debentures: On March 28, 2024, we sent a notice to the fiduciary agent and to the debenture holders of our 12th debentures issuance, requesting the early redemption of the outstanding balance of those debentures by June 3, 2024, pursuant to the terms and conditions described on the indenture. The early redemption took place on June 3, 2024, with the consequent cancellation of the debentures by us.
•	Financiadora de Estudos e Projetos (FINEP): On April 26, 2024, we repaid in full Loan Agreement No. 0915003700 entered into between FINEP and us in October 2015.

We also received (i) an opinion from the Office of the General Counsel for the National Treasury (Opinion SEI No. 1188/2024/MF), confirming that the guarantees provided by the Brazilian government for the financings remain valid so long as the financings remain enforceable, regardless of our Proposed Privatization and that the counter-guarantees provided by the State of São Paulo constitute a perfected legal act and are therefore valid for the duration of the loans entered into with JICA, IBRD and IDB as set out above; (ii) the decision of the National Treasury Secretariat, approving the content of the opinion of the Office of the General Counsel for the National Treasury regarding the maintenance of the guarantee provided by the Brazilian government, regardless of our Proposed Privatization (Official Letter SEI No. 25103/2024/MF); (iii) a joint statement the State of São Paulo Secretariat of Environment, Infrastructure, and Logistics and the Secretariat of Investments Partnerships, through Joint Technical Note SPI/CPE SEMIL/SRSB 0027926273/2024, confirming that the counter-guarantees shall be maintained, despite our Proposed Privatization; (iv) the opinion of the Office of the General Counsel of the State of São Paulo (PGE/SP) also confirming the maintenance of the counter-guarantees regardless of our Proposed Privatization (Opinion AEF No. 12/2024); and (v) the administrative decision of the Secretariat of Finance and Planning (SEFAZ/SP), signed by its Executive Secretary, which considered the content of the aforementioned statements and concluded that no further actions or measures are necessary regarding the counter-guarantees by the State of São Paulo.

For more information about our indebtedness, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing” of our 2023 Form 20-F, and for more information about our Proposed Privatization, see “Presentation of Financial and Other Information—Proposed Privatization” of our 2023 Form 20-F.

For more information about waivers and creditor’s approvals, see “Risk Factors— Our debentures issuances and financing agreements contain provisions that would be triggered if the State of São Paulo government ceases to be our controlling shareholder, including as a result of our Proposed Privatization. As a result we obtained waivers and amendments from our debentures holders and creditors in anticipation of the Proposed Privatization. However, if we are not able to comply with their terms or any post privatization conditions, those debentures issuances, loans and/or obligations may be subject to mandatory prepayment, acceleration, cross-default, cross-acceleration or termination, which could materially adversely affect our financial condition and results of operations.”

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long-term financing from international and national multilateral agencies and development banks. We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year. For the three-month period ended March 31, 2024, we recorded R$1.4 billion in capital expenditures to improve and expand our water and sewage system and to protect our water sources in order to meet the growing demand for water and sewage services in the State of São Paulo. We have budgeted investments in the amount of approximately R$47.4 billion from 2024 through 2028. For more information, see “Item 4.A. History and Development of the Company—Capital Expenditure Program” of our 2023 Form 20-F.

OTHER INFORMATION

Risks Factors

Any investment in our business involves a high degree of risk. Before making an investment decision, you should carefully consider the information we include in this Report on Form 6-K, including our Unaudited Condensed Consolidated Interim Financial Statements and accompanying notes, and the additional information in the other reports we file with the Securities and Exchange Commission along with the risks described in our 2023 Form 20-F. These risks may result in material harm to our business and our financial condition and results of operations. In this event, the market price of our shares and ADRs may decline and you could lose part or all of your investment. We have described below certain risks that reflect substantive changes from the risks described in our 2023 Form 20-F.

The State of São Paulo could suspend or terminate the Proposed Privatization. Additionally, our Proposed Privatization may be challenged and expose us to legal claims, which could delay or prevent its consummation.

The State of São Paulo, our controlling shareholder, may suspend or terminate our Proposed Privatization in case it determines that certain criteria of, or market conditions for, our Proposed Privatization are not in the public interest.

Our Proposed Privatization brings forward the deadline to meet the Universalization Targets to December 31, 2029, as compared to the original timeline of December 31, 2033, as set by the New Legal Framework for Basic Sanitation. If our Proposed Privatization is not consummated, the original target of 2033 for the universalization of water supply and sanitary sewage set out in the New Legal Framework for Basic Sanitation will be maintained. Additionally, we would still need to comply with the Universalization Targets stipulated in our contracts with the municipalities. Some of our contracts, such as our contract with the city of São Paulo, states that we will have to comply with the Universalization Targets in the city by 2029 regardless of our Proposed Privatization being consummated.

Bringing forward the deadline to achieve the Universalization Targets increases the challenge of meeting them, and we cannot guarantee that such goals will be met. Failure to comply with the Universalization Targets could lead to sanctions being imposed by the regulatory agency, potentially resulting in the forfeiture of the relevant concession. Additionally, under the Concession Agreement for URAE-1, we will be subject to penalties in the event of non-compliance with the Universalization Targets (“Factor U”). For further information, see “Item 4.B. Business Overview—Tariff Readjustments and Reviews.”

Additionally, Law 17,853/2023 establishes the model and other aspects of our Proposed Privatization, including the new bylaws approved at our Extraordinary Shareholders’ Meeting held on May 27, 2024, whose provisions are conditional upon the public offering being consummated, establish that the voting power of any shareholder or group of shareholders, including the State of São Paulo, will be limited to 30% of the shares representing out share capital.

These provisions may also be challenged by regulatory bodies such as the Public Prosecutor’s Office, political parties, consumer groups and other interested parties, and subsequently suspended by the Brazilian courts, including through the granting of precautionary measures, which may delay or even prevent the completion of our Proposed Privatization and have adverse legal and reputational effects on us. Furthermore, Brazilian courts or bodies with regulatory oversight may require certain aspects of the structure of our Proposed Privatization to be adjusted, which may prevent or delay its consummation.

Further, decisions by Brazilian courts or regulatory bodies in favor of our Proposed Privatization may be subject to appeal and further challenges after its completion. As of the date of this interim report, we are aware of certain ongoing civil actions that challenge aspects of our Proposed Privatization on certain grounds, including: (i) the adherence of municipalities to URAE-1; (ii) aspects of the legislative process of State Law No. 17,853/2023 and municipal laws; (iii) the hiring by the Government of the State of São Paulo of third parties to analyze the feasibility of our Proposed Privatization; (iv) the lack of public support for our Proposed Privatization; and (v) the validity of amending our contracts with municipalities which contain anti-privatization clauses. All of these claims are public, and although the actions have not been filed against us directly, they may affect the consummation of our public offering. There is no guarantee that new lawsuits or administrative proceedings, including before the Court of Auditors of the State of São Paulo, have not already been filed or will not be brought in the future, which could adversely affect our business, operations and consequently, our financial condition. See “Legal Proceedings—Legal Claims Related to our Proposed Privatization” in this interim report for further information on this matter.

Finally, the decision of the State of São Paulo government to proceed with our Proposed Privatization may be affected by market conditions and political decisions, which may also adversely affect our Proposed Privatization and our operations. Certain politicians are actively opposed to our Proposed Privatization. As a result, if our Proposed Privatization is consummated, it could be challenged by members of opposition parties.

If our Proposed Privatization is consummated, the State of São Paulo will no longer be our majority shareholder, which brings uncertainties that are beyond our control regarding the maintenance of our current program contracts.

The current program contracts entered into with the municipalities of São Paulo who are a part of URAE-1 will eventually be replaced by the Concession Agreement dated May 24, 2024, which was entered into between us and URAE-1 with the intervening consent of the São Paulo State Public Services Regulatory Agency (Agência Reguladora de Serviços Públicos do Estado de São Paulo – ARSESP), upon the consummation of our Proposed Privatization.

Until the Concession Agreement becomes effective (upon the consummation of our Proposed Privatization), the current program contracts with the municipalities remain in force. Some of our program contracts, including the contract with the city of São Paulo, include termination clauses in the event of transfer and/or change of control. Municipalities could declare the termination of their respective program contracts as a result of our Proposed Privatization, even though the termination clauses are based on Article 13, paragraph 6 of Federal Law No. 11.107/2005, which was revoked by Article 9 of Federal Law No. 14.026/2020. This could adversely affect our business, financial condition, or results of operations. Further, any reduction in revenues as a result may lead to us no longer being compliant with the financial covenants contained in our existing financings.

Finally, we cannot assure that all the municipalities that as of the date of this interim report are our clients will obtain where applicable the necessary legislative authorization, have adhered to any URAE and/or will maintain their existing program contracts or execute concession agreements with us. As of the date of this interim report, 371 out of 375 municipalities of URAE-1 have adhered to its governance structure. In case municipalities that represent a substantial part of our revenues do not maintain or execute their agreements with us, our business, financial condition, or results of operations may be adversely affected, and we may be prevented from accessing public funding.

If our Proposed Privatization is consummated, it may be necessary to notify the Administrative Council for Economic Defense ("CADE") to analyze the market impact of the investment agreement to be signed between the State of São Paulo and the reference investor in respect of the public offering. During this period, the political rights of the reference investor will be suspended until CADE concludes its analysis, which may result in certain conditions being imposed or the operation being prohibited altogether.

If our Proposed Privatization is consummated, we may be required to notify CADE, in accordance with the Law No. 12,529/2011, if the reference investor chosen during the privatization process meets the revenue requirements of Article 88, items I and II, of this law. In this scenario, CADE will analyze the impact of the investment agreement to be entered into between the State of São Paulo and the strategic investor on the market, through which the reference investor will commit to subscribe and pay for shares representing up to 15% of our capital stock.

Law No. 12,529/2011 authorizes CADE to: (i) approve the transaction on the basis that it does not result in significant competitive concerns i.e. it would not eliminate competition in a substantial part of the market, create or reinforce a dominant position or result in the domination of the relevant market for goods and services; (ii) approve the transaction under certain conditions to mitigate any competition-related concerns arising from the transaction, which could include behavioural and/or structural remedies including divestment of assets or restrictions on certain commercial activities; or (iii) prohibit the transaction from proceeding if CADE concludes that the investment agreement harms competition and cannot identify remedies to address such concerns or where no consensus can be reached between CADE and the involved parties on the appropriate remedies.

CADE’s review period under the ordinary procedure may last up to a maximum of 330 days, pursuant to Article 88, paragraphs 2 and 9, item II, of Law No. 12,529/2011. Under the summary procedure, it may last up to 30 days, according to Article 7, paragraph 2 of CADE Resolution No. 33/2022. During this period, the political rights of the reference investor, including the right to vote at general meetings, will be suspended until CADE approves the transaction. A failure to observe such rules may attract penalties ranging from R$60,000 to R$60 million.

If CADE decides to approve the operation under certain conditions, the investment agreement may need to be amended to reflect such conditions. If CADE does not approve, the reference investor will have to dispose of part or all of the shares they acquired under the public offering, in accordance with CADE’s potential decision to that effect. Both such scenarios may negatively impact the market price of our common shares and ADSs.

Our debentures issuances and financing agreements contain provisions that would be triggered if the State of São Paulo government ceases to be our controlling shareholder, including as a result of our Proposed Privatization. As a result, we obtained waivers and amendments from our debentures holders and creditors in anticipation of the Proposed Privatization. However, if we are not able to comply with the terms and conditions of such waivers following our Proposed Privatization, those debentures issuances, loans and/or obligations may be subject to mandatory prepayment, acceleration, cross-default, cross-acceleration or termination, which could materially adversely affect our financial condition and results of operations.

As of March 31, 2024, the outstanding balance of our indebtedness totaled R$22.0 billion, of which (i) R$10.0 billion relate to debenture issuances in the local market, (ii) R$2.9 billion relate to financing agreements executed with entities such as BNDES, the Brazilian Federal Savings Bank (Caixa Econômica Federal – “CEF”) and the Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos – “FINEP”), and (iii) R$8.2 billion relate to financing agreements executed with multilateral entities, including IFC, BID, IDB Invest, IBRD and JICA, of which R$4.7 billion are guaranteed by the Brazilian government with a counter-guarantee from the State of São Paulo.

Our debenture issuances (such as the 22nd, 23rd, 24th, 26th, 27th, 28th, 29th, 30th, and 31st issuances) and the financings mentioned above contain clauses and restrictions that may lead to the early maturity, termination, cross-acceleration, or cross-default of other financial instruments to which we are party, including provisions relating to change of control as well as amendments to our bylaws.

If certain conditions of the waivers granted by the debenture holders relating to, among another things, change of control, maintenance of guarantees and ratings downgrades, are not fulfilled following the consummation of our Proposed Privatization, or if there are any changes to the structure of our Proposed Privatization or the terms on which the waiver requests were prepared in relation to our debenture issuances and financial contracts, we may have to request new waivers or approvals from those creditors and/or debentures holders, request to renegotiate the terms of such prior consents or redeem some of these issuances early (if permitted). A failure to obtain the necessary waivers or approvals regarding our Proposed Privatization or prepay certain of our debts prior to the consummation of our Proposed Privatization due to insufficient funds may lead to an acceleration, cross-default, cross-acceleration and/or termination, as applicable, of a significant portion of our outstanding debt, which could have a material adverse effect on our financial condition and results of operations. Moreover, any amendments or challenges to the aforementioned approvals or decisions may also have a material adverse effect on our financial condition and results of our operations.

In addition, certain of our financing agreements contain mandatory pre-payment provisions that are triggered if shareholders exceeding certain thresholds of share ownership are included in internationally recognized sanctions list or are otherwise deemed “prohibited persons” by the lenders under such financings. Further, a downgrade in our ratings as a result of our Proposed Privatization within a certain period of its consummation or all rating agencies ceasing to publish our ratings will also lead to a mandatory pre-payment event in respect of certain of our financings.

For more information about our indebtedness, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing” in our 2023 Form 20-F, for more information about our Proposed Privatization, see “Presentation of Financial and Other Information—Proposed Privatization” in our 2023 Form 20-F and for more information about waivers and creditor’s approvals, see “Waivers and Creditor’s Approvals” in this interim report.

If our Proposed Privatization is consummated, we will no longer have a controlling shareholder that holds more than 50% of our capital stock, which may make us susceptible to shareholder alliances, shareholder conflicts and other events arising from the absence of a controlling shareholder or a controlling group.

If our Proposed Privatization is consummated and certain conditions set forth in Law No. 17,853/2023 are fulfilled, the State of São Paulo will no longer hold, directly or indirectly, at least 50% plus one voting common share of our share capital.

On May 27, 2024, our shareholders approved, at an Extraordinary Shareholders’ Meeting, changes to our bylaws including, among other things, an authorized capital provision and a complete overhaul of our bylaws, conditional upon the settlement of the public offering and the consequent consummation of our Proposed Privatization. In addition, if our Proposed Privatization is consummated, our bylaws will establish, among others, (i) a provision containing the terms and conditions of the golden share to be held exclusively by the government of the State of São Paulo, giving it veto power over proposed changes to: (a) our name and headquarters; (b) our corporate purpose of providing water and sewage services; and (c) any provisions in our bylaws regarding limits on the exercise of voting rights attributed to shareholders or groups of shareholders; (ii) a provision that will have the effect of avoiding the concentration of more than 30% of our common voting shares in the hands of one or a small group of shareholders; as well as (iii) poison pill provisions whereby any shareholder or group of shareholders holding 30% or more of our capital stock will be obligated to make a public offer for a significant shareholding, pursuant to the Law No. 17,853/2023 and approved by the CDPED on April 17, 2024. This may disincentivize investors and, in turn, potentially limit the our ability to secure investment opportunities from new shareholders.

The absence of a controlling shareholder or control group holding more than 50% of our capital stock may make our decision-making processes more difficult, giving rise to conflicts between shareholders and other obstacles arising out of the absence of a controlling shareholder, such as challenges in identifying those shareholders responsible in situations of abuses of voting rights and conflicts of interest. We would also be more susceptible to the emergence groups of shareholders acting jointly (even if without the execution of a formal shareholders’ agreement), who may exercise control and, consequently, have decision-making power over our activities. If this occurs, we may experience instability or suffer sudden and unexpected changes in corporate and strategic policies, including through the replacement of our executives.

If, after the settlement of the public offering within the scope of our Proposed Privatization, our creditors believe that certain of our new shareholders exert a sustained and significant influence over our decision-making through, for example, a shareholder alliance, such creditors may trigger cross-acceleration clauses in the financial contracts they maintain with us as a result of a change of control. This could lead to further cross-default situations, cross-acceleration, and, ultimately, require us to prepay the amounts involved in our financial instruments early, which could have a materially adverse effect on our financial situation.

Further, if our Proposed Privatization is consummated, we cannot assure you that our current management will be reelected or what changes to our policies and corporate strategy any new management might implement. Any sudden or unexpected instability or change in our management, business plan and strategic direction, or dispute between shareholders concerning their respective rights, may adversely affect our business and results of operations.

Changes in Brazilian tax laws or conflicts in their interpretation may adversely affect us.

With respect to “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs—Changes in Brazilian tax laws or conflicts in their interpretation may adversely affect us” in our 2023 Form 20-F, the following paragraphs:

“The next step is the regulation of EC 132 through legislation (complementary and ordinary laws). The Executive Branch must present to the National Congress in the half of 2024 (180 days as of the enactment of EC 132) the bills of law introducing the framework for the new taxes created by the tax reform (IBS, CBS and IS). It is expected that the standard rate for the sum of IBS and CBS, to be generally levied on any type of services and goods (with some limited exceptions), would be around 27%.”

shall be replaced with the following:

“The next step is the regulation of EC 132 through legislation (complementary and ordinary laws). On April 25, 2024, the executive branch presented to the National Congress Complementary Bill No. 68/24, which introduces the framework for the new taxes created by the tax reform, including IBS and CBS, as well as other measures. It is expected that the standard rate for the sum of IBS and CBS to be generally levied on any type of services and goods (with some limited exceptions) will be 26.5%, according to statements made by the representative of the executive branch.”

Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. Any updates to the tariff structure may lead to uncertainties in the market as well as unpredictability about our future revenues.

With respect to “Item 3.D. Risk Factors—Risks Relating to Our Business —Our current tariff structure is outdated and does not reflect the current socioeconomic changes the State of São Paulo has undergone over the past decades. Any updates to the tariff structure may lead to uncertainties in the market as well as unpredictability about our future revenues” in our 2023 Form 20-F, the following paragraphs:

“On March 17, 2022, ARSESP published Resolution No. 1,278 relating to the tariff readjustment, which also postponed the adoption of the New Tariff Structure until the resolution of outstanding definitions necessary for its implementation. On March 1, 2023, ARSESP published Resolution No. 1,388 setting out the regulatory agenda for 2023-2024. As part of this agenda, a public consultation was scheduled for the first half of 2024 aiming to implement the postponed New Tariff Structure. However, on April 6, 2023, ARSESP published Resolution No. 1,395 which revoked Resolution No 1,278 and maintained the current Tariff Structure. A new tariff structure may be implemented subject to the views obtained during a public consultation.

As of the date of this interim report, we cannot confirm that a new tariff structure will be implemented, or when it would be implemented, and the draft Concession Agreement for URAE-1 expressly maintains the current tariff structure at least until the end of the first tariff cycle of this new agreement (which will be on 2029). For more information, see “Item 4.B. Business Overview—Tariffs—New Tariff Structure.”

shall be replaced with the following:

“On March 17, 2022, ARSESP published Resolution No. 1,278 relating to the tariff readjustment, which also postponed the adoption of the New Tariff Structure until the resolution of outstanding definitions necessary for its implementation. On March 1, 2023, ARSESP published Resolution No. 1,388 setting out the regulatory agenda for 2023-2024. As part of this agenda, a public consultation was scheduled for the first half of 2024 aiming to implement the postponed New Tariff Structure. However, on April 6, 2023, ARSESP published Resolution No. 1,395 which revoked Resolution No 1,278 and maintained the current Tariff Structure. A new tariff structure may be implemented subject to the views obtained during a public consultation. Additionally, the URAE-1 Concession Agreement explicitly maintains the current tariff structure at least until the end of its first tariff cycle, which will be in 2029.

As of the date of this interim report, we cannot confirm that a new tariff structure will be implemented, or when it would be implemented. If a new structure is approved, we cannot ensure what the outcome of its implementation will be or whether it will have an adverse effect on our business, financial condition, or results of our operations. For more information, see “Item 4.B. Business Overview—Tariffs—New Tariff Structure.”

Any substantial monetary judgment against us or any of our directors and officers in legal proceedings may have a material adverse effect on our reputation, business or operating or financial condition and/or results.

Currently, we are party to, and may in the future be party to, legal proceedings related to civil, corporate, environmental, labor, tax, and/or criminal actions filed against us, which may require us to expend substantial funds and other resources.

Our provisions do not cover all such legal proceedings involving monetary claims filed against us and may be insufficient to cover any amounts arising from unfavorable final decisions, which may have a material adverse effect on our financial condition and reputation. Further, one or more of our directors and officers are and may become parties to civil, administrative, environmental, criminal or tax judicial, administrative or arbitration proceedings, of which the initiation and/or outcome may adversely affect them and impair their ability to perform their duties with us, which could lead to a material adverse effect on our reputation, business or operating or financial condition and/or results

Unfavorable judicial, administrative, and arbitral decisions against us, our subsidiaries, executives, and directors, especially in cases involving substantial amounts or those that prevent us from conducting business as initially planned, as well as those that result in the inability to contract with the government or loss of tax benefits, could have an adverse effect on our results, business, reputation, financial situation, and market value of our shares. Regarding our executives, directors, and principal shareholders, unfavorable decisions may negatively affect them, particularly if they involve criminal proceedings related to corruption and/or administrative misconduct, potentially preventing executives from performing their duties in the Company and/or preventing us and our subsidiaries from contracting with the government and/or enjoying tax benefits, which could cause a significant adverse effect on our reputation, business, and/or results, as well as those of our subsidiaries.

Furthermore, the Public Prosecutor’s Office and environmental agencies may initiate administrative procedures to investigate possible environmental damages attributed to our activities. In such cases, recommendations may be issued to us and the licensing authorities which have authority over our activities. We may also need to enter into "conduct adjustment agreements" and/or general "terms of commitments" with the relevant authorities, assuming specific obligations for a determined period. Given that they are extrajudicial enforceable instruments, if there is any non-compliance with the agreed terms imposed on us, we may be subject to risks and penalties, such as fines, enforcement, and filing of lawsuits.

Finally, parliamentary inquiry commissions and regulatory and oversight bodies, such as the State Audit Court (Tribunal de Contas do Estado de São Paulo – TCE), the National Water and Sanitation Agency (Agência Nacional de Águas e Saneamento Básico – ANA) and ARSESP, may question our conduct in respect of our operations, processes, contracts, and procedures, including the structuring and establishment of new partnerships. Our involvement and the involvement of our subsidiaries, partners and administrators in these processes and investigations, as well as unfavorable decisions resulting from such investigations may (i) restrict our ability to conduct our business; (ii) require us to make payments that have not been provisioned for; (iii) affect the continuity or profitability of our service lines; (iv) prevent or delay the execution of our projects as initially planned; (v) require our subsidiaries to comply with public sector legislation, such as Law No. 13.303/16 and its regulatory decree; and (vi) prohibit us from entering into contracts with the public administration to receive fiscal incentives and benefits and access financing and resources. Furthermore, such bodies may initiate processes including judicial, administrative and arbitral proceedings, which may lead to unfavorable decisions and adversely affect our business, financial situation, and reputation, as well as those of our subsidiaries and partners. In addition, contingencies arising from our acquisitions and partnerships, especially if they were not identified when the contracts were signed, may adversely affect the results of operations and our financial condition, results of operations and reputation.

For more information, see “Item 8.A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and Note 20 to our 2023 Consolidated Financial Statements included in our 2023 Form 20-F.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and antitrust laws and regulations in Brazil and abroad. Our violation, whether actual or perceived, of any such laws or regulations could have a material adverse effect on our reputation, our results of operations and our financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions, antitrust and other similar laws and regulations. We are required to comply with the applicable laws and regulations of Brazil and the U.S. Foreign Corrupt Practices Act (“FCPA”), and we may become subject to similar laws and regulations in other jurisdictions. The existence of any investigation, inquiry or proceeding of an administrative or judicial nature related to the violation of any of these laws or regulations, in Brazil or abroad, for acts against the public administration by our affiliates or subsidiaries, managers, employees or any third parties acting on our behalf, may result in the application of sanctions,  which may include (i) administrative, civil or criminal fines and indemnities (the latter applicable to the directors who participated in the infraction); (ii) an obligation to repair the damage caused; (iii) a criminal conviction; (iv) the loss of the benefits or assets illicitly obtained; (v) partial or full suspension of activities; and (vi) a prohibition on entering into contracts with the government or receiving tax or credit benefits or incentives. There can be no assurance that our internal policies and procedures will be sufficient to prevent, detect and timely implement corrective measures in relation to any unlawful and inappropriate practices, fraud or violations by our employees, officers, executives, partners, agents and service providers, nor that any such persons will not take actions in violation of our policies and procedures.

From time to time, we receive or become aware of complaints or allegations of potential breaches of applicable anti-corruption, anti-bribery or other laws and regulations or our internal policies and procedures (including our procurement processes) through our whistleblower channel or other internal or external sources. Our internal audit team processes these complaints or allegations, and our audit committee may engage outside counsel to investigate given the nature of the complaints or allegations. The findings of our internal audit team and any outside counsel are reported to our audit committee. These complaints or allegations, including certain complaints and allegations that are subject to ongoing investigations by our internal audit team and outside counsel, under the supervision of our audit committee, may lead to formal government inquiries or investigations and harm to our reputation.

If we or any of our subsidiaries, directors, officers, employees, partners, agents, service providers or other persons are deemed or perceived to have engaged in activities violative of applicable laws, regulations or internal controls or procedures, we could become subject to government enforcement actions, penalties, damages, fines and sanctions, as well as events of default or prepayment events under our outstanding indebtedness, that could result in a material adverse effect on our reputation, business, our ability to obtain financing for our business, our financial condition, our results of operations and the market price of our common shares and ADSs.

Our failure to protect our intellectual property rights may negatively impact us.

With respect to “Item 3.D. Risk Factors—Risks Relating to Our Business— Our failure to protect our intellectual property rights may negatively impact us” in our 2023 Form 20-F, the following paragraphs shall be added as the before the final paragraph:

“Additionally, we have entered into licensing agreements for certain technologies essential to the development of our operations, such as software licensing agreements. If we are unable to renew or maintain the licenses for the necessary intellectual property rights, we may face difficulties in replacing these technologies. Furthermore, if we continue to use these technologies without the necessary licenses, the holders of these intellectual property rights may demand that we cease using such rights and seek compensatory damages.

Furthermore, third parties may claim that the products and/or services we provide infringe their intellectual property rights. Any alleged violation or infringement of intellectual property rights against us may result in costly and time-consuming litigation and, consequently, adversely affect our operational results. If we are not successful in defending against potential claims or reaching settlements, we may be required to pay damages, cease the use of third-party intellectual property, or enter into licensing agreements on unfavorable terms.”

Our insurance policies may not cover or may be insufficient to cover claims which may arise.

Due to the high premiums associated with insurance policies and other factors relating to our risk management, it is not always possible to obtain insurance against all types of risks and liabilities associated with our activities and related assets. We cannot guarantee that our existing insurance policies are adequate and sufficient for all circumstances that may arise or against all inherent risks and for amounts that cover all the losses we may occur.

For example, insurance against risks relating to water contamination or other problems involving our water supply to customers or for environmental responsibilities and indemnities resulting from our activities is generally not available to us nor to other companies in our sector on acceptable terms. As a result, we currently do not have insurance coverage for this risk.

If a claim is not covered by our insurance policies, or if damages exceed the policy limits, we may incur additional costs for the repair or replacement of damaged assets or for compensation to third parties, which could adversely affect our results of operations and reputation. Furthermore, for insured events, coverage is contingent upon the payment of a premium; failure to pay such premium, coupled with the occurrence of an event giving rise to a claim, could put us at further risk, as damages - even if insured - would not be covered by the insurer.

We cannot guarantee that we will be able to renew our existing insurance policies at reasonable rates, and if renewed, we cannot guarantee that they will be renewed under the same conditions and coverage originally acquired, or at reasonable commercial rates, or on acceptable terms, whether in terms of costs or coverage.

Furthermore, we currently have claims with an estimated value of R$19.8 million currently under review by insurers, and we cannot guarantee that these claims will be fully covered and indemnified by the insurers.

Losses caused by events not covered by insurance, or partially covered, may cause us to incur significant costs and the resources available to maintain our current activities and allocated towards our expansion activities will be reduced, which could ultimately have a material adverse effect on our financial performance and operating results.

If our Proposed Privatization is completed, we will no longer be a state-controlled company and will be subject to the Brazilian Bankruptcy Law.

Law No. 11,101/2005, as amended (the “Brazilian Bankruptcy Law”) governs judicial recovery, extrajudicial recovery and bankruptcy. The Brazilian Bankruptcy Law states, in article 2, item I, that its provisions do not apply to federal or state government-controlled and mixed capital companies such as us and our subsidiaries. However, the Brazilian Constitution establishes that mixed capital companies, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters (article 173, item II, of the Brazilian Constitution). The discussion about the application of the Brazilian Bankruptcy Law to state-controlled companies (including mixed capital companies) is currently subject to the Extraordinary Appeal No. 1,249,945/MG with the Brazilian Supreme Court (Supremo Tribunal Federal – “STF”). The Extraordinary Appeal discusses the constitutionality of article 2, item I, of the Brazilian Bankruptcy Law, which excludes public companies, even those that carry out economic activities in the strict sense of the word, in competition with the private sector, from the legal regime of judicial and extrajudicial reorganization and bankruptcy, given the provisions of article 173, paragraph 1, item II, of the Brazilian Constitution. The Extraordinary Appeal had its general repercussion declared, but its merits are still pending judgment by the STF. Thus, we cannot assure whether the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the Brazilian Bankruptcy Law would apply to us.

If our Proposed Privatization is consummated, we will no longer be a state-controlled company and, in principle, would be subject to the Brazilian Bankruptcy Law. Furthermore, in accordance with Brazilian law and the terms of the concession contracts we have signed, our assets may revert to the municipalities in the event of bankruptcy and/or judicial or extrajudicial reorganization. We cannot ensure that the compensation received will be equal to the market value of the assets, and thus, our financial condition could be significantly affected.

On the other hand, if our Proposed Privatization is not concluded, we will not benefit from certain provisions under the Brazilian Bankruptcy Law, such as, among other things: (i) the suspension of the statute of limitations on obligations subject to bankruptcy proceedings after the approval of the judicial reorganization process (Article 6, Item I); (ii) the suspension of any lawsuits, including those from individual creditors of the joint partner, related to credits or obligations subject to judicial reorganization or bankruptcy, except for tax credits and those provided for in paragraphs 3 and 4 of Article 49 of the Bankruptcy Law (Article 6, Item II, and paragraphs 7-A and 7-B); (iii) the prohibition of any form of retention, seizure, attachment, sequestration, search and seizure, or judicial or extrajudicial constriction on our assets, arising from judicial or extrajudicial claims whose credits or obligations are subject to judicial reorganization or bankruptcy (Article 6, Item III); or (iv) the possibility of negotiating debts subject to judicial reorganization with creditors and presenting a plan with new payment terms for such debts, which are usually more favorable.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

With respect to “Item 3.D. Risk Factors—Risks Relating to Our Business—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes” in our 2023 Form 20-F, the following sentence:

“Our allowance for doubtful accounts decreased by 16.5% for the year ended December 31, 2023, compared to the year ended December 31, 2022, and increased by 21.5% for the year ended December 31, 2022, compared to the year ended December 31, 2021.”

shall be replaced with the following language:

“Our allowance for doubtful accounts increased by 17% for the three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023, and increased by 21.5% for the year ended December 31, 2022, compared to the year ended December 31, 2021.”

We depend on the technical qualifications of the members of our management and certain employees, and we cannot guarantee that we will be able to maintain them or replace them with suitable individuals.

With respect to “Item 3.D. Risk Factors—Risks Relating to Our Management— We depend on the technical qualifications of the members of our management, and we cannot guarantee that we will be able to maintain them or replace them with suitable individuals” in our 2023 Form 20-F, the following paragraph shall be added:

“In addition, certain of our employees and members of our management have been seconded from other public administration bodies and perform essential activities within the context of our business. We will make a proposal for the retention of such individuals in the context of our Proposed Privatization; however, any refusal by those employees and professionals to continue working for us may negatively impact our activities and operations.”

We are owed some substantial unpaid debts. We cannot assure you as to when or whether we will be paid.

Historically, the State of São Paulo and some State entities have delayed payment of substantial amounts related to water and sewage services owed to us. As of March 31, 2024, the State of São Paulo owed us R$117.9 million for water and sewage services. Additionally, the State of São Paulo also owes us substantial amounts related to reimbursements of state-mandated special retirement and pension payments that we make to some of our former employees for which the State of São Paulo is required to reimburse us.

With respect to payment of pensions on behalf of the State of São Paulo, we had a disputed credit of R$1.6 billion as of March 31, 2024, recorded in the line item “disputed amount.” We have not recorded this disputed amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State of São Paulo, considering that the amount is under judicial discussion in a civil lawsuit filed on November 9, 2010, against the State of São Paulo. We also had an uncontested credit of R$1.0 billion which is recorded as related-party receivables, recorded in the line item “undisputed amount.” For further information, see Note 10(a)(ii) to our Unaudited Condensed Consolidated Interim Financial Statements.

In addition, as of March 31, 2024, we recorded a provision for an actuarial liability of R$2.1 billion with respect to future supplemental pension payments for which the State of São Paulo does not accept responsibility. For further information, see Note 10(a)(iii) to our Unaudited Condensed Consolidated Interim Financial Statements.

In addition, certain municipalities and other government entities also owe us payments. We cannot assure you when or if the State of São Paulo and such municipalities will pay the contested credits, which are still under discussion, and the remaining overdue amounts they owe us. The amounts owed to us by the State of São Paulo, municipalities and other government entities for water and sewage services and reimbursements for pensions paid may increase in the future, given that we are currently making some payments on behalf of the State of São Paulo. If our Proposed Privatization is consummated and we are no longer controlled by the State of São Paulo, the risk of non-payment may increase, and our financial condition may be affected. For further information, see “Item 7.B. Related Party Transactions—Agreements with the State of São Paulo” in our 2023 Form 20-F.

Environmental, social and governance considerations could expose us to potential liabilities, increased costs (regulatory or otherwise), compliance failures and reputational harm, including with respect to the B3 Green Shares classification we have been granted.

We are subject to laws, regulations and other measures that govern a wide range of topics, including those related to matters beyond our core business. New or amended laws, regulations, policies, and international accords relating to ESG matters, including sustainability, climate change, human capital and diversity, are being developed and formalized in Brazil, the U.S. and elsewhere, which may require us to comply with specific, target-driven frameworks and/or disclosure requirements. For instance, in the U.S., the SEC has proposed broad climate change disclosure requirements which would require significant compliance efforts, if and when adopted. The final form of any of these regulations or other measures is still uncertain. The implementation of these goals and initiatives, as well as compliance with emerging regulatory obligations, and forward-looking milestones may require considerable management time and may result in significant expense to us, and we cannot guarantee that we will achieve our objectives. Moreover, increasingly different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG will be perceived negatively by at least some stakeholders and adversely impact our reputation. Such regulatory regimes could impose significant compliance burdens and costs on us, and as with all new regulation, we could be subject to ambiguous interpretation that could result in inadvertent noncompliance. Our business could be negatively affected by increased regulation of ESG research, ratings and data.

Additionally, on June 7, 2024, the B3 granted us the B3 Green Shares (B3 Ações Verdes) classification. In compliance with Circular Letter No. 002/2024-VPE, dated May 7, 2024, issued by the B3, S&P Global Ratings Shades of Green (the “Specialized Consultant”), certified that we met the criteria established by B3 and that we derive: (i) more than 50.0% of our annual gross revenue from activities contributing to the green economy; (ii) more than 50.0% of our annual investments and operational expenses allocated to activities contributing to the green economy; and (iii) less than 5.0% of our annual gross revenue derived from fossil fuel activities. However, as the B3 Green Shares classification is provided by a Specialized Consultant, which is a third-party provider, there is no assurance that the scrutiny process meets investor criteria and expectations. We are the first company in Brazil to obtain the B3 Green Shares seal, and there are no standardized processes and regulatory frameworks for this classification. Accordingly, we cannot assure that we will continue to meet the criteria and expectations regarding environmental impact and sustainability performance in upcoming years, and we can give no assurance that we will continue to meet the requirements, voluntary taxonomies or standards, whether currently in place or implemented in the future, to maintain this classification.

Any failure, or perceived failure, by us to comply fully with ESG laws and regulations, or meet evolving and varied stakeholder expectations and standards could harm our business, operating results, and financial condition.

We are subject to obligations regarding respect for the human rights of all of our stakeholders, which may result in additional costs and significant contingencies.

Social risks arise from the potential and actual adverse impacts of our business activities on the human rights of all stakeholders involved in our operations, including our employees, customers, suppliers, investors, and the local communities in which we operate, whether directly or indirectly connected to our activities.

It is essential that we ensure suitable working conditions for our employees, safeguarding their health, safety, and well-being, and ensuring their right to association and participation in union entities, in compliance with local laws and regulations. A workplace identified as hazardous, hostile, or discriminatory may result in legal contingencies and inhibit our ability to attract and retain talent, negotiate with labor unions, prevent incidents of health and safety at work, and drive innovation.

Similarly, if we do not undertake structured and integrated long-term planning initiatives to promote diversity, equity, and inclusion in respect of our workforce and management and leadership, we may face scrutiny and possible judicial challenges.

There is no guarantee that we will successfully manage the above-mentioned social risks in accordance with all national and international parameters and guidelines, which could potentially harm our results of operations and reputation.

Securing new concessions, new public-private partnerships and new acquisitions involve risks related to the integrations of the adjudicated or acquired businesses, the situation of the assets and the regularity of the operations related to the concessions.

With respect to “Item 3.D. Risk Factors— Risks Relating to the Regulatory Environment—Securing new concessions, new public-private partnerships and new acquisitions involve risks related to the integrations of the adjudicated or acquired businesses, the situation of the assets and the regularity of the operations related to the concessions” in our 2023 Form 20-F, the following sentence:

“Additionally, in the case of companies acquired by us, there may be delays in obtaining the consent of the granting authority or their creditors in order to confirm the change of control or we may not obtain such consents at all.”

shall be replaced with the following language:

“Additionally, in the case of companies acquired by us, there may be delays in obtaining the consent of the granting authority or their creditors in order to confirm the change of control or we may not obtain such consents at all. Furthermore, other factors such as contingencies not identified during due diligence, lack of synergies, failure to integrate activities, among others, may arise. This could result in increased expenses for us and, as a result, impact our financial condition.”

Our expansion strategy involves acquisitions, which may entail various risks and challenges.

As part of our strategy to expand our activities, we may undertake acquisitions, which will depend on several factors, including our ability to identify suitable companies or assets for acquisition, negotiate appropriate prices, integrate and maintain the quality of operations of the acquired companies or assets, obtain synergies from the integration of the acquired assets, and reduce costs while protecting ourselves from potential contingencies.

We may not achieve the expected gains from acquisitions, which could adversely affect our activities. If we select assets for acquisition that do not perform or integrate as expected, our results of operations and financial condition may be adversely affected.

Potential acquisitions may also require us to increase our debt or access to the financial and capital markets, including through the issuance of new shares and ADSs. This could lead to increased indebtedness and exposure, as well as dilution of our current shareholders' and ADR holders' ownership in our share capital. Acquisitions also pose the risk of exposure to the obligations and contingencies of the acquired companies or assets due to prior acts of management and previously incurred liabilities. The legal due diligence process conducted by us to evaluate the legal and financial situation of potential acquisition targets and any contractual guarantees or indemnities we may receive from our counterparties may be insufficient to protect or indemnify us against potential contingencies. If significant contingencies arise from such acquisitions, as well as any unidentified contingencies during these processes, they could adversely affect our activities and results of operations.

Moreover, we could face setbacks during any acquisition process and, in general, such processes could divert the time and attention of our management team towards transitional or integration-related issues and away from other business needs.

Lastly, we are subject to potential scrutiny by tax authorities due to corporate reorganizations that we may undertake in connection with our acquisitions.

Any failure or delay in implementing acquisitions or other strategic investment operations could have a significant adverse effect on our business and results of operations.

Risks related to encumbrances may adversely affect us in the event of default on the obligations guaranteed by our properties.

There may be risks in relation to some of our properties subject to encumbrances and legal restrictions, such as unavailability and easements (right-of-way).

According to real estate record certificates, we believe that some of our properties are burdened with unavailability, a temporary judicial measure that imposes significant restrictions on certain assets and a taxpayer's rights over such assets to ensure the compliance and payment of overdue taxes by the taxpayer before they can alienate, transfer, or use specific assets previously identified by the public treasury as debt collateral.

As a rule, the non-payment of debts leading to the declaration of unavailability may result in the forced sale of the properties, the proceeds of which will be used to pay the outstanding debts. In such cases, the new owners of the properties may request possession of the assets, which could require the relocation of activities carried out at these locations.

Furthermore, even if the debts which resulted in the declaration of unavailability have already been paid, the failure to cancel the encumbrance in the property registrations may hinder possible transactions or operations involving such properties in the future.

Additionally, some of the properties are encumbered by easements. In case the existing easements are not being respected, the respective beneficiaries can demand that their area be vacated and enforce the real right of such easements, as well as the losses and damages incurred, such as payment of fines and compensation for any damages caused by non-compliance with the real right. Additionally, the beneficiaries may file a lawsuit to ensure their right of way is respected.

We do not have and may not be able to keep in force or renew in a timely manner all permits and/or licenses for use and operation necessary for the development of our activities.

As of the date of this interim report, we do not hold the majority of permits, licenses, and/or operational authorizations required for the development of our activities at our operational properties, including those considered relevant, issued by competent public authorities such as municipal governments; for example, operational licenses necessary for the development and regularity of our activities at our units and certificates of completion of works regarding existing constructions at our units, a Fire Department Inspection Certificate required by the state fire department, a Sanitary License required by the responsible environmental authorities, and Technical Responsibility Annotation and Technical Regularity Certificate, as required by professional councils.

Additionally, we cannot guarantee that we will be able to maintain in force or renew the licenses, permits, and authorizations which we currently have in a timely manner, or that competent authorities will not refuse to issue or renew them or delay their issuance or renewal. Similarly, we cannot guarantee that the processes for obtaining or renewing these licenses, permits, authorizations, and registrations will not become more difficult or costly.

If we are unable to obtain or renew such permits, we may be subject to fines and the closing of any irregular facilities, with the interruption of the activities carried out by us at such facilities. Any factors that impact the failure to obtain or renew such licenses and permits may cause us to incur additional costs, which may force us to reallocate resources to meet any additional charges. Failure to obtain, maintain or renew environmental licenses and authorizations may also lead to environmental, administrative or, criminal or civil liabilities.

Additionally, we cannot guarantee that permits, licenses and authorizations, such as use and operating permits and/or documents relating to the regularity of built-up areas, have not been breached in the past when in the process of obtaining or renewing them. For example, the existence of a built-up area without prior authorization from the relevant city hall, or in disagreement with the project approved, could lead to risks and liabilities for the property if the area is not regularized and it is inspected by the responsible bodies. These risks include: (i) the impossibility of registering the construction; (ii) the refusal for us to issue an operating license; (iii) the refusal for us to take out or renew property insurance; and (v) the interdiction of the property.

Non-compliance with environmental laws and environmental liability could have a material adverse effect on us, our reputation and image.

With respect to “Item 3.D. Risk Factors— Risks Relating to Environmental Matters and Physical and Transition Climate Risks— Noncompliance with environmental laws and environmental liability could have a material adverse effect on us, our reputation and image” in our 2023 Form 20-F, the following paragraph shall be added as the penultimate paragraph:

“The STJ, in a recent decision involving the discharge of sewage into a reef and estuary area published on April 24, 2024, determined that the absence or impossibility of technical proof of pollution does not prevent the recognition of environmental damage and the duty to provide material and moral compensation, both individually and collectively. If this judicial interpretation is adopted by the higher courts, it could have a negative impact on our interests in any environmental lawsuits to which we are a party.”

A holder of common shares or ADSs may face difficulties in protecting his or her interests as a shareholder because we are a Brazilian mixed capital company.

We are a mixed capital company (sociedade de economia mista) organized under the laws of Brazil, and all of our directors and officers and our controlling shareholder reside in Brazil. All of our assets are located in Brazil. As a result, it may not be possible for a holder to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil.

Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, a holder may face more difficulty in protecting his or her interests in the case of actions by our directors, officers or our controlling shareholder than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.

In addition, under Brazilian law, none of our assets which are essential to our ability to render public services are subject to seizure or attachment. Furthermore, the execution of a judgment against our controlling shareholder may be delayed, since the State may only be able to pay a judgment if it is provided for in its budget in a subsequent fiscal year. None of the public property of our controlling shareholder is available for seizure or attachment, either prior to or after judgment.

We may not always be in a position to pay dividends or interest on shareholders’ equity and ADSs.

Pursuant to Brazilian Corporate Law and our bylaws, we are required to distribute to our shareholders a mandatory minimum dividend equivalent to 25% of our adjusted net income for the previous fiscal year.

Except for the mandatory minimum dividend, we can retain profits in statutory reserves for investment and/or capital reserves. If we incur a net loss or a net profit insufficient to allow dividend payments, including the mandatory minimum dividend, management may recommend dividend payments using profit reserves, after offsetting the net loss of the current fiscal year and previous years, if any. If we are able to declare dividends, management may still decide to defer the payment of dividends or, in limited circumstances, not declare dividends. We cannot declare dividends from certain reserves under Brazilian Corporate Law.

Finally, according to Law No. 14,026/2020, the New Legal Framework for Basic Sanitation, the distribution of profits and dividends is prohibited for service providers who are in breach of the objectives and deadlines established in the specific contract for the provision of basic sanitation services. Therefore, if we fail to comply with such objectives and deadlines set forth in our concession agreements, we may not pay dividends and/or interest to our shareholders and ADS holders.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell our common shares underlying the ADSs at the price and time you desire.

Investing in securities from emerging markets such as Brazil involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets.

These investments are subject to economic and political risks, such as (i) changes in the regulatory, tax, economic, and political landscape that may affect investors' ability to receive payment, in whole or in part, related to their investments; and (ii) restrictions on foreign investment and the repatriation of invested capital.

Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited, which may as a result affect the trading prices of our common shares underlying the ADSs.

Legal Proceedings

The following discussion should be read in conjunction with “Item 8—Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” of our 2023 Form 20-F:

We are currently subject to several legal proceedings relating to civil (including customer and supplier), tax, labor, corporate and environmental issues arising in the normal course of our business. These claims involve substantial amounts of money and other remedies. As of March 31, 2024, the total estimated amount of claims related to our legal proceedings was R$23.1 billion (net of R$258.6 million in court deposits), including contingent liabilities and remote loss contingencies. Several individual disputes account for a significant part of the total amount of claims against us.

We recognized provisions for all amounts in dispute that represent a present obligation as a result of a past event and where it is probable that there will be an outflow to settle this obligation in the view of our legal advisors and in light of precedents that cover laws, administrative decrees, decrees or court rulings that have proven to be unfavorable As of March 31, 2024, the total amount of accrued provisions for claims with a probable likelihood of loss was R$2.0 billion (net of R$133.9 million in court deposits). As of March 31, 2024, claims classified as contingent liabilities amounted to R$21.3 billion, of which R$10.6 billion relate to claims where we classified the risk of loss as possible and R$10.7 billion relate to claims where we classified the risk of loss as remote. In our financial statements, we only disclose information about contingent liabilities we classified as possible loss and do not record or disclose information related to remote contingencies. See also “Item 3.D. Key Information—Risk Factors—Risks Relating to our Business—Any substantial monetary judgment against us or any of our directors and officers in legal proceedings may have a material adverse effect on our reputation, business or operating or financial condition and/or results” of this interim report for further information on this matter.

The table below sets out our provisions for probable claims, escrow deposits and provisions (net of escrow deposits), per type of claim as of March 31, 2024:

	As of March 31, 2024
	Provisions for probable claims	Escrow deposits	Provisions net of escrow deposits
Types of Claims	(in millions of reais)
Customer claims	169.1	(6.0)	163.1
Supplier claims	338.6	(93.8)	244.8
Other civil claims	140.4	(1.3)	139.1
Tax claims	114.2	(18.6)	95.6
Labor claims	724.0	(14.1)	709.9
Environmental claims	510.8	(0.1)	510.7
Total	1,997.1	(133.9)	1,863.2

Environmental Claims and Conduct Adjustment Agreements

We are involved in 45 environmental Conduct Adjustment Agreements and judicial settlements, which in large part require us to fulfil certain obligations related to reforestation, environmental repair, compensation and indemnification. We are also required to implement and expand domestic sewage systems.

As of the date of this interim report, we have fulfilled our obligations in respect of nine of these agreements and are awaiting confirmation from the responsible authorities. Of the remaining 36 agreements, one commitment term is suspended and the rest are ongoing. For the 35 agreements which are currently being executed, we estimate the total cost of such obligations to be R$1.5 billion, though it is not possible to determine the actual value due to the nature of our obligations. We consider the following agreements to be material:

•	Conduct Adjustment Agreement with the São Paulo State Public Prosecutor's Office and the Municipality of Barueri (Civil Inquiry No. 07/97): We committed to improving the environmental conditions of the hydrographic basins by expanding the municipal sewage system and maintaining a terminal for untreated sewage. We estimate our costs in respect of this agreement to be approximately R$83.0 million.

•	Judicial Agreement and Amendment (Case No. 2972/2006) with the São Paulo State Public Prosecutor's Office and the Municipality of Itaquaquecetuba: We committed to remove and treat domestic sewage in the municipality by July 31, 2026. We estimate our costs in respect of this agreement to be approximately R$246.0 million.
•	Judicial Agreement (Case No. 1528/2010) with the São Paulo State Public Prosecutor's Office and the Municipality of Santana de Parnaíba: We committed to efforts to expand the municipal sewage system. We estimate our costs in respect of this agreement to be approximately R$153.0 million.
•	Judicial Agreement (Case No. 0004757-82.1994.8.26.0152) with the São Paulo State Public Prosecutor's Office and the Municipality of Cotia: We committed to expanding the sewage system and not discharging untreated sewage in the Cotia River Basin. We are also required to restore and indemnify the municipality for environmental damage and fines. We estimate our costs in respect of this agreement to be approximately R$126.0 million.

Labor Conduct Adjustment Agreement

We signed a Conduct Adjustment Agreement with the Labor Prosecutor's Office, represented by the Regional Labor Prosecutor's Office of São Paulo, on March 11, 2003, following an investigation concerning fatal accidents involving certain employees of contractors and subcontractors hired by us. Under the Conduct Adjustment Agreement, we assumed various obligations relating to our compliance with workplace health and safety standards and may be subject to fines of R$1,000 per day and per worker found in a non-compliant situation. The Conduct Adjustment Agreement is in effect for an indefinite period and, as of the date of this interim report, we are in compliance with our undertaken obligations and have never been fined or penalized for non-compliance.

Other Legal Proceedings

Common actions for compensation for administrative seizure against the Department of Highways – DER ("DER")

In February 2023, we filed six ordinary actions for damages for administrative seizure against the DER as a result of the expropriation of our properties located in the municipalities of São Paulo, Guarulhos, Arujá, Caraguatatuba and São Sebastião for the purpose of constructing the Mário Covas São Paulo Metropolitan Beltway, as well as implementing the Nova Tamoios – Contornos Highway Project. The DER declared such properties to be of public utility for expropriation purposes through State Decrees No. 57,930/2012 and 59,226/2013.

On April 17, 2023, we filed a petition against the DER, requesting the suspension of the respective actions for 180 days due to negotiations for the execution of an agreement. As of the date of this interim report, we have not yet executed the terms of the agreement for compensation and, as such, have not received any such payments. We cannot assure you that we will receive the amounts claimed.

Legal Claims Related to our Proposed Privatization

The model and other aspects of our Proposed Privatization, such as the legislative proceeding that resulted in the enactment of Law No. 17,853/2023 by the State of São Paulo, could be challenged by regulatory bodies, consumer groups or suspended by the Brazilian courts. As of the date of this interim report, there are ongoing claims challenging in court certain aspects of our Proposed Privatization mainly questioning: (i) the adherence of the municipalities to URAE-1; (ii) formal aspects of the legislative process of Law No. 17,853/2023 or municipal laws; (iii) the hiring of third parties to analyze the feasibility of our Proposed Privatization; (iv) the absence of public interest in our Proposed Privatization; and (v) the validity of amending concession agreements containing anti-privatization clauses, among others. All of these claims are public and were not necessarily filed against us. For example, some were filed against the State of São Paulo government, the Governor of São Paulo, the São Paulo City Council, or other public persons/entities.

As of the date of this interim report, the most relevant claims questioning our Proposed Privatization are:

•	Public Action No. 1032870-44.2023.8.26.0562 filed by Mr. Tanivaldo Monteiro Dantes: Mr. Tanivaldo Monteiro Dantes filed a lawsuit against us, the Municipal Government of Santos, and the Mayor of Santos, Mr. Rogério Santos, on the grounds that if we are privatized that would allow private entities to benefit from public contracting conditions and cause the violation of the “anti-privatization clause” in existing agreements between the parties. As of the date of this interim report, this lawsuit is pending a final decision.
•	Direct Unconstitutionality Action (Ação Direta de Inconstitucionalidade) No. 7470 filed by Partido Socialismo e Liberdade (“PSOL”) and Partido dos Trabalhadores (“PT”): The political parties PSOL and PT filed a lawsuit in the STF challenging the constitutionality of the URAEs Decree under the Brazilian Constitution. The Attorney General’s Office supported such Decree’s partial unconstitutionality with respect to the weighted voting of the states. PSOL and PT appealed the decision that denied the preliminary injunction. As of the date of this interim report, this lawsuit is pending a final decision.
•	Direct Unconstitutionality Action (Ação Direta de Inconstitucionalidade) No. 2340393-54.2023.8.26.0000 filed by PT: The political party PT filed a lawsuit in the São Paulo Judicial Court claiming that Law No. 17,853/2023 (which approved our Proposed Privatization) violates the Constitution of the State of São Paulo, which preliminary injunction was denied by the rapporteur judge. As of the date of this interim report, this lawsuit is pending a final decision.
•	Direct Unconstitutionality Action (Ação Direta de Inconstitucionalidade) No. 2005198-47.2024.8.26.0000 filed by Partido Democrático Trabalhista (“PDT”): The political party PDT filed a lawsuit in the São Paulo Judicial Court claiming that Law No. 17,853/2023 (which approved our Proposed Privatization) contravenes the Constitution of the State of São Paulo, which preliminary injunction was denied by the rapporteur judge. As of the date of this interim report, this lawsuit is pending a final decision.
•	Direct Unconstitutionality Action (Ação Direta de Inconstitucionalidade) No. 2146345-61.2024.8.26.0000 filed by Diretório Estadual do Partido Socialismo e Liberdade de São Paulo (PSOL), Diretório Estadual do Partido dos Trabalhadores (PT) and Diretório Estadual do Partido Comunista do Brasil (PCdoB): The political parties PSOL, PT and PCdoB filed a lawsuit in the São Paulo Judicial Court requesting the urgent granting of a precautionary measure to immediately suspend the effects of São Paulo Municipal Law No. 18,107, dated May 2, 2024. This law authorized the municipality of São Paulo to adhere to the Concession Agreement we entered into with URAE-1 as part of our Proposed Privatization. Ultimately, it seeks a declaration of unconstitutionality of the aforementioned law, alleging that it fails to comply with the requirement of presenting a prior budgetary and financial impact study, as well as violating the Constitution of the State of São Paulo. As of the date of this interim report, this lawsuit is awaiting a decision.
•	Public Civil Action No. 1001846-34.2023.5.02.0071 filed by Federação dos Trabalhadores em Energia, Água e Meio Ambiente (“FENATEMA”): FENATEMA filed a public civil action against us, requesting the suspension of all measures related to our Proposed Privatization on the grounds that there was insufficient analysis as to the labor-related repercussions which would ensue. The request by FENATEMA for a preliminary injunction was denied in December 2023 and, as of the date of this interim report, we are awaiting a judgment in the first instance. We assess the risk of loss as possible.

Recent Developments

Proposed Privatization

The following discussion should be read in conjunction with “Presentation of Financial and Other Information—Proposed Privatization” of our 2023 Form 20-F.

The proposed Concession Agreement for URAE-1, which has been signed by us and URAE-1, was subject to a public consultation held by the SEMIL. This public consultation ended on March 15, 2024, and the SEMIL published a report on the contributions on April 30, 2024. For more information, please see “Presentation of Financial and Other Information—Proposed Privatization” and “Item 3.D. Risk Factors—Risks Relating to Our Proposed Privatization” in our 2023 Form 20-F.

At its first meeting on May 20, 2024, the deliberative council of URAE-1 approved, among other things: (i) the internal regulations of the deliberative council; (ii) the regional basic sanitation plan in accordance with Article 17 of Federal Law No. 11,445/2007; (iii) the appointment of ARSESP as the entity responsible for regulating and supervising the services covered by the Concession Agreement for URAE-1; and (iv) the execution of the Concession Agreement for URAE-1, which will replace the existing contractual instruments executed by the municipalities who are members of URAE-1.

On May 24, 2024, Concession Agreement No. 1/2024 was signed between us and URAE-1, and ARSESP as an intervening party, and its provisions, grants us the capacity to provide water supply and sewage services to the municipalities that are part of URAE-1. The Concession Agreement will become effective upon the consummation of our Proposed Privatization, in accordance with State Law No. 17,853 of December 8, 2023, and will be valid until October 19, 2060.

On May 27, 2024, our Extraordinary General Meeting was held, which approved the comprehensive reform of our bylaws, subject to the condition of the consummation of our Proposed Privatization, to include, among other things:

•	the creation of a special class preferred share (golden share) exclusively owned by the State of São Paulo;
•	the inclusion of a voting right limit, so that no shareholder or group of shareholders may exercise votes corresponding to more than 30% of the total votes conferred by common shares in each resolution;
•	the inclusion of poison pill provisions to be triggered if any shareholder or group of shareholders holds more than 30% of our capital stock;
•	the alteration of the composition of our Board of Directors, which will now have nine members, of which at least three are considered independent, pursuant to the Novo Mercado Regulation. Furthermore, the State of São Paulo will be prohibited from nominating more than three members to the Board of Directors, except for the nominations of independent members;
•	the nomination of members to the Board of Directors to be conducted by means of a slate, without prejudice to Article 141 of Federal Law No. 6,404/1976; and
•	the creation of the following statutory committees: the Eligibility and Compensation Committee, Sustainability and Corporate Responsibility Committee, and Related Parties’ Transaction Committee.

In respect of the golden share, such share will be automatically extinguished if the State of São Paulo ceases to hold common shares representing at least 10% of our capital stock.

The poison pill provisions oblige any shareholder or group of shareholders who becomes the holder of shares corresponding to more than 30% of the total votes conferred by common shares in each resolution to make a public offering for the acquisition of all of our issued shares at a price per share that cannot be lower than the higher of (i) 200% of the issuance price of shares in our most recent capital increase carried out through a public offering within the 36 months preceding the date on which the public offering becomes mandatory, and (ii) 200% of the weighted average unit price of the our issued shares on the stock exchange where the largest volume of our shares is traded during the 90 trading days preceding the date of acquisition or the event that triggered the obligation to carry out the public offering.

**

Dividends and Dividend Policy

The following discussion should be read in conjunction with “Dividends and Dividend Policy” of our 2023 Form 20-F:

In addition to the provisions in our bylaws which entitle our ordinary shareholders to a mandatory minimum dividend of an amount equal to not less than 25.0% of our adjusted net profit, there are also provisions allowing for additional distribution of up to (i) 50.0% of our adjusted net profit for the fiscal years ending December 31, 2026 and 2027, (ii) 75.0% of our adjusted net profit for the fiscal years ending December 31, 2028 and 2029, and (iii) 100.0% of our adjusted net profit for the fiscal years ending December 31, 2030 onwards, subject to the further conditions as set out in our dividend policy.

For the fiscal years ending December 31, 2024, and December 31, 2025, our common shares will be entitled to the mandatory minimum dividend.

The distribution of dividends exceeding the mandatory distribution may be subject to and/or conditional upon: (i) the U Factor, which may impact the maximum percentage of dividend distribution; and (ii) our financial leverage ratio, which must be equal to or less than 3.25 for the respective fiscal year.

Financing Agreements

The following discussion should be read in conjunction with “Indebtedness Financing” of our 2023 Form 20-F:

•	On April 26, 2024, we repaid our entire debt in the amount of R$48.3 million under the financing agreement granted by with FINEP.
•	In May 2024, the first series of our 23rd issuance of debentures matured.
•	On June 3, 2024, our 12th issuance of debentures was fully repaid.

Financial Derivative Contracts

We entered into global derivative contracts (“CGDs”) with six selected financial institutions: Bank of America Merrill Lynch Banco Múltiplo S.A., Banco BTG Pactual S.A., Citibank, N.A. – Brazilian Branch, Itaú Unibanco S.A., Banco J.P. Morgan S.A., and Banco Santander (Brasil S.A.). The purpose of these contracts is to (i) reduce our exposure to foreign currencies in relation to our outstanding debts denominated in U.S. dollars of US$531 million against exchange rate fluctuations and (ii) mitigate the impacts of these fluctuations on our economic and financial results. We entered into derivative transactions under these CGDs with five financial institutions between April 10, 2024, and April 16, 2024, namely: Bank of America Merrill Lynch Banco Múltiplo, Citibank, N.A. – Brazilian Branch, Itaú Unibanco S.A., Banco J.P. Morgan S.A., and Banco Santander (Brasil S.A.).

Interruption of Services in the Municipality of Igarapava

On June 3, 2024, our services in the Municipality of Igarapava were interrupted and transitioned to a new concessionaire. The net book value of assets related to this municipality was R$11.4 million. The compensation amount calculated by ARSESP is R$57.2 million, as of December 31, 2021, for which the new concessionaire made a judicial deposit. The Municipality of Igarapava and the new concessionaire are currently engaged in a legal dispute over this amount.

Government Regulations Applicable to our Contracts

ANA Standards

On May 8, 2024, ANA published Resolution No. 192, which revoked Resolution No. 106 and approved Reference Standard No. 8, which provides for progressive targets for the universalization of water supply and sanitation, access indicators, and evaluation system. For 2024, the following topics and discussions are planned by ANA:

•	tariff structure for water and sewage services;
•	tariff adjustment for water and sewage services; and
•	criteria for private regulatory accounting for water supply and sanitation services.

Policy on Duties and Responsibilities

On June 19, 2024, our Policy on Duties and Responsibilities was approved by our Board of Directors. This policy will come into effect upon the consummation of our Proposed Privatization, as per State Law No. 17,853/2023, and will remain in effect for an indefinite period.

The Policy on Duties and Responsibilities aims to: (i) detail and, where applicable, establish the approval authorities for certain matters within the competence of our Board of Directors and Executive Board, in accordance with our bylaws; (ii) strengthen our corporate governance by separating powers to ensure appropriate independence in business decision-making; (iii) minimize, among other things, the risks of actions and documents being approved beyond the established limits and the delegation of powers beyond what is permitted in terms of position/function; and (iv) prevent cases of error, fraud, or corrupt practices.

The main highlights in respect of the Policy on Duties and Responsibilities are set out below:

Board of Directors

According to Article 16, items XVI and XVII of our bylaws, our Board of Directors is responsible for: (i) pre-authorizing the execution of any legal transactions where the amount involved exceeds R$100.0 million, including, among other things, loans and financings, partnerships, and judicial, administrative or arbitral demands; (ii) pre-authorizing the entering into strategic consulting service contracts where the amount involved exceeds R$5.0 million; and (iii) pre-authorizing sponsorships, institutional and financial support where the amount involved exceeds R$1.0 million.

It is also the responsibility of the Board of Directors to approve (i) any real or fiduciary guarantees of any nature to be entered into by us, including mortgages, pledges, fiduciary alienation in guarantee, as well as anything outside of our regular course of business; and (ii) the disposal, acquisition, sale, or encumbrance of our assets. They are also tasked with (i) approving the provisions of the Policy on Duties and Responsibilities and its revisions; (ii) approving (or rejecting) matters defined to be subject to the competence of the Board of Directors; and (iii) establish the delegation of powers to our Executive Board.

Executive Board

According to Article 22, item IV of our bylaws, it is the responsibility of our Executive Board to pre-authorize the execution of any legal transactions where the amount involved is equal to or greater than R$10.0 million, as well as contractual amendments which would raise the total amount of a contract to equal to or greater than R$10.0 million, without prejudice to the powers attributed to our Board of Directors and the General Meeting by law, our bylaws, or the Policy on Duties and Responsibilities, including, among other things, loans and financings, partnerships, and judicial, administrative or arbitral demands

The responsibilities of the Executive Board, for the purposes of the Policy on Duties and Responsibilities, include: (i) approving or rejecting all matters set out in the Policy on Duties and Responsibilities as being within the competence of our Executive Board; (ii) disseminating the rules and ensuring the applicability of the Policy on Duties and Responsibilities, as well as continuously monitoring its application and adherence; (iii) reporting, whenever requested by our Board of Directors, on all matters related to the Policy on Duties and Responsibilities which are deliberated by the Executive Board, as well as on any authority which has been assigned to other positions; and (iv) monitoring the implementation of governance mechanisms that ensure the control and proper approval of the our operations.

Policy on Related Party Transactions

On June 19, 2024, our Board of Directors approved our new Policy on Related Party Transactions. This policy will come into effect upon the consummation of our Proposed Privatization, as per State Law No. 17,853/2023, and will remain in effect for an indefinite period.

The main provisions are as follows:

•	on a minimum quarterly basis, all Related Party Transactions (as defined in the Policy on Related Party Transactions) must be reported to our audit committee, which will also assess the transaction and the associated disclosures;
•	when the Related Party (as defined in the Policy on Related Party Transactions) is a member of our Board of Directors, or the shareholder who appointed such member to the Board of Directors, the Related Party Transaction must also be submitted for approval by our Board of Directors, regardless of the approval provisions set out in the Policy on Related Party Transactions; and
•	the Related Party Transactions Committee (as defined in the Policy on Related Party Transactions) must include in its work plan the monitoring and verification of compliance with the Policy on Related Party Transactions.

Additionally, under the terms of the Policy on Duties and Responsibilities and in compliance with the Policy on Related Party Transactions:

(i)	our Board of Directors must approve Related Party Transactions when: (a) the amount involved exceeds R$10.0 million; and (b) the transaction involves members of the Board of Directors or members of any statutory and non-statutory committees which advise the Board of Directors; and

(ii)	the General Meeting must approve the execution of Related Party Transactions that involve the disposal or contribution of assets to another company if the transaction value amounts to more than 50 percent of our total asset value, as per the latest approved balance sheet.

These policies are available on our website (ri.sabesp.com.br/governanca-corporativa/estatuto-e-politicas/), which is not incorporated by reference into this interim report.

EXHIBITS

Exhibit Number	Document Description
15.1	BDO RCS Auditores Independentes SS Ltda. awareness letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report in the Form of 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

By:	/s/ Andre Gustavo Salcedo Teixeira Mendes
	Name:	Andre Gustavo Salcedo Teixeira Mendes
	Title:	Chief Executive Officer

By:	/s/ Catia Cristina Teixeira Pereira
	Name:	Catia Cristina Teixeira Pereira
	Title:	Chief Financial Officer and Investor Relations Officer

June 21, 2024

Companhia de Saneamento Básico do Estado de São Paulo-SABESP
AND SUBSIDIARIES

Interim CONSOLIDATED Financial Statements

As of March 31, 2024, and for the three-month periods ended March 31, 2024, and 2023.

Contents
Review Report of BDO RCS Auditores Independentes SS Ltda. for the three-month period ended March 31, 2024, dated May 9, 2024 (PCAOB 5485)	F-3
Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2024 and December 31, 2023	F-4
Unaudited Condensed Consolidated Interim Statements of Income for the three-month periods ended March 31, 2024 and 2023	F-6
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the three-month periods ended March 31, 2024 and 2023	F-7
Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the three-month periods ended March 31, 2024 and 2023	F-8
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the three-month periods ended March 31, 2024 and 2023	F-9
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-11

F-1

Companhia de Saneamento Básico do Estado

de São Paulo - SABESP

Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2024

And for the three months ended

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the

Shareholders and Board of Directors

Companhia de Saneamento Básico do Estado de São Paulo- SABESP

São Paulo – SP

Results of Review of Condensed Consolidated Interim Financial Statements

We have reviewed the condensed consolidated statement of financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of March 31, 2024, the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2024, and the related notes (collectively referred to as the “condensed consolidated interim financial statements”) included in the accompanying Securities and Exchange Commission Form 6-K for the period ended March 31, 2024. Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with International Accounting Standard (IAS) 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”), the consolidated statement of financial position of the Company as of December 31, 2023, and the related consolidated statements of income comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated May 3, 2024, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2023 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

This condensed consolidated interim financial statements is the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

São Paulo, June 21, 2024.

/s/BDO RCS Auditores Independentes SS Ltda.

F-3

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2024

Amounts in thousands of reais

Assets	Note	March 31, 2024	December 31, 2023
Current
Cash and cash equivalents	6	2,019,391	838,484
Financial investments	7	4,172,591	2,426,752
Trade receivables	9 (a)	3,590,432	3,584,287
Accounts receivable from related parties	10 (a)	266,662	261,280
Inventories		122,166	86,008
Restricted cash	8	45,694	54,944
Recoverable taxes	17 (a)	328,173	494,647
Other assets		74,586	37,048
Total current assets		10,619,695	7,783,450

Noncurrent
Trade receivables	9 (a)	345,801	272,436
Accounts receivable from related parties	10 (a)	932,308	935,272
Escrow deposits		124,740	130,979
Deferred income tax and social contribution	18 (a)	115,285	98,076
Water and Basic Sanitation National Agency – ANA		1,879	2,673
Other assets		162,684	159,017

Investments	11	170,529	161,863
Investment properties	12	46,666	46,678
Contract assets	13	7,582,725	7,393,096
Intangible assets	14	44,459,122	44,012,858
Property, plant and equipment	15	484,312	474,559

Total noncurrent assets		54,426,051	53,687,507
Total assets		65,045,746	61,470,957

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-4

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2024

Amounts in thousands of reais

Liabilities and equity	Note	March 31, 2024	December 31, 2023
Current
Trade payables and contractors		490,494	456,215
Borrowings and financing	16	2,716,361	2,616,406
Labor and social obligations	20	742,587	807,440
Taxes and contributions	17 (b)	619,028	511,972
Interest on capital	23 (b)	837,391	837,391
Provisions	19 (a)	1,085,976	1,064,367
Services payable	22	838,703	750,732
Public-Private Partnership - PPP	14 (d)	435,671	487,926
Program Contract Commitments		20,896	21,969
Other liabilities		870,394	853,424
Total current liabilities		8,657,501	8,407,842

Noncurrent
Borrowings and financing	16	19,307,946	16,919,944
Deferred Cofins and PASEP		169,265	164,097
Provisions	19 (a)	777,225	762,065
Pension plan obligations	21	2,131,230	2,142,871
Public-Private Partnership - PPP	14 (d)	2,787,032	2,798,688
Program Contract Commitments		12,139	12,047
Other liabilities		522,737	406,027
Total non-current liabilities		25,707,574	23,205,739

Total liabilities		34,365,075	31,613,581

Equity
Capital stock		15,000,000	15,000,000
Earnings reserves		14,711,014	14,711,014
Retained earnings		823,295	-
Other comprehensive income		146,362	146,362
Total equity	23	30,680,671	29,857,376
Total equity and liabilities		65,045,746	61,470,957

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-5

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Unaudited Condensed Consolidated Interim Income Statements for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

	Note	March 31, 2024	March 31, 2023

Net operating revenue	26	6,560,246	5,698,369
Operating costs	27	(3,975,427)	(3,653,723)

Gross profit		2,584,819	2,044,646

Selling expenses	27	(210,087)	(225,657)
Allowance for doubtful accounts	9 (c)	(190,518)	(162,805)
Administrative expenses	27	(538,138)	(284,679)
Other operating income (expenses), net	29	7,086	14,634
Equity results of investments in affiliaties	11	8,893	6,334

Profit from operations before financial income (expenses) and income tax and social contribution		1,662,055	1,392,473

Financial expenses	28	(592,103)	(562,471)
Financial revenues	28	247,575	219,320
Exchange result, net	28	6,333	83,623

Financial result, net		(338,195)	(259,528)

Profit before income tax and social contribution		1,323,860	1,132,945

Income tax and social contribution
Current	18 (c)	(517,774)	(383,488)
Deferred	18 (c)	17,209	(2,245)
		(500,565)	(385,733)
Profit for the year		823,295	747,212
Earnings per share – basic and diluted (in reais)	24	1.20	1.09

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-6

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

	March 31, 2024	March 31, 2023
Profit for the year	823,295	747,212
Other comprehensive income	-	-
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit Plans, net of income tax	-	-
Total comprehensive income for the year	823,295	747,212

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-7

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the

Periods ended March 31, 2024 and 2023

Amounts in thousands of reais

			Earnings reserves
	Note	Capital stock	Legal Reserve	Investment reserve	Complementary minimum dividend	Retained earnings	Other comprehensive loss	Total

Balances as of December 31, 2022	23	15,000,000	1,688,428	10,390,535	76,927	-	177,643	27,333,533
Net income for the year		-	-	-	-	747,212	-	747,212
Actuarial gains (losses)		-	-	-	-	-	-	-
Total comprehensive income for the year		-	-	-	-	747,212	177,643	28,080,745
Legal reserve		-	-	-	-	-	-	-
Balances as of March 31, 2023	23	15,000,000	1,688,428	10,390,535	76,927	747,212	177,643	28,080,745

Balances as of December 31, 2023	23	15,000,000	1,864,604	12,753,363	93,047	-	146,362	29,857,376
Net income for the year		-	-	-	-	823,295	-	823,295
Actuarial gains (losses)		-	-	-	-	-	-	-
Total comprehensive income for the year		-	-	-	-	823,295	146,362	30,680,671
Legal reserve		-	-	-	-	-	-	-
Balances as of March 31, 2024	23	15,000,000	1,864,604	12,753,363	93,047	823,295	146,362	30,680,671

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-8

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Unaudited Condensed Consolidated Interim Statements of Cash Flows for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

	March 31, 2024	March 31, 2023
Cash flow from operating activities
Profit before income tax and social contribution	1,323,860	1,132,945
Adjustments for:
Depreciation and amortization	773,785	657,145
Residual value of property, plant and equipment, intangible assets and investment properties written-off	918	3,515
Allowance for doubtful accounts	190,518	162,805
Provisions and inflation adjustment of provisions	83,945	70,031
Interest calculated on borrowings and financing payable	344,775	316,805
Inflation adjustment and exchange (losses) gains on borrowings and financing	47,701	(13,316)
Interest and inflation adjustments on liabilities	5,271	6,915
Interest and inflation adjustments on assets	(60,490)	(28,976)
Finance charges from customers	(109,237)	(95,653)
Construction margin on intangible assets arising from concession agreements	(30,055)	(26,519)
Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	(107,796)	(345)
Equity results of investments in affiliaties	(8,893)	(6,334)
Interest and monetary adjustments on PPP	145,823	123,045
Transfer to the São Paulo Municipal Government	174,673	155,387
Pension plan obligations	48,879	51,921
Other adjustments	4,346	4,119
	2,828,023	2,513,490
Changes in assets
Trade receivables	(154,632)	(183,680)
Accounts receivable from related parties	6,553	10,172
Inventories	(36,158)	6,951
Recoverable taxes	166,474	(23,531)
Escrow deposits	12,497	(742)
Other assets	(41,024)	(33,323)
Changes in liabilities
Trade payables and contractors	(419,392)	(414,033)
Services payable	(86,703)	(274,097)
Accrued payroll and related taxes	33,630	(2,630)
Taxes and contributions payable	(85,314)	(225,360)
Deferred Cofins and Pasep	5,168	1,591
Provisions	(47,176)	(31,604)
Pension plan obligations	(60,520)	(58,324)
Other liabilities	74,993	(232,389)
Cash generated from operations	(631,604)	(1,460,999)

Interest paid	(473,596)	(543,850)
Income tax and social contribution paid	(325,403)	(113,335)
Net cash generated from operating activities	1,397,420	395,306
Cash flows from investing activities
Acquisition of contract assets and intangible assets	(571,410)	(570,332)
Restricted cash	9,250	(10,827)
Financial investments	(1,706,738)	28,560
Purchase of property, plant and equipment	(15,911)	(30,954)
Net cash used in investing activities	(2,284,809)	(583,553)

Cash flows from financing activities
Proceeds from loans	2,939,695	121,611
Payment of loans	(660,026)	(716,239)
Public-Private Partnership - PPP	(209,734)	(208,764)
Program Contract Commitments	(1639)	(39,396)
Net cash generated by (used in) financing activities	2,068,296	(842,788)

Increase / (decrease) in cash and cash equivalents	1,180,907	(1,031,035)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-9

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Unaudited Condensed Consolidated Interim Statements of Cash Flows for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

Represented by:
Cash and cash equivalents at the beginning of the period	838,484	1,867,485
Cash and cash equivalents at the end of the period	2,019,391	836,450
Increase / (decrease) in cash and cash equivalents	1,180,907	(1,031,035)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-10

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (SABESP or Company) is a mixed-capital company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of March 31, 2024, the Company operated water and sewage services in 376 municipalities of the São Paulo State, including the Municipality of Olímpia, which started being operated by the Company on December 11, 2023, of which 351 of these municipalities have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program, and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	March 31, 2024	December 31, 2023	March 31, 2023

Municipalities that have already signed contracts:	351	351	351
Balance – intangible and contract assets	49,485,788	48,759,219	45,931,674
Percentage of intangible and contract assets	95.10%	95.12%	94.79%
Revenue from sanitation services (excluding construction revenue)	5,384,173	20,510,427	4,678,421
Percentage of revenue from sanitation services (excluding construction revenue)	95.11%	95.35%	95.30%

Other Municipalities - Olímpia:	1	1	-
Balance – intangible and contract assets	146,715	147,589	-
Percentage of intangible and contract assets	0.28%	0.29%	-
Revenue from sanitation services (excluding construction revenue)	8,525	3,477	-
Percentage of revenue from sanitation services (excluding construction revenue)	0.15%	0.02%	-

Municipalities with expired contracts:	1	1	1
Balance – intangible and contract assets	11,429	11,309	11,443
Percentage of intangible and contract assets	0.02%	0.02%	0.02%
Revenue from sanitation services (excluding construction revenue)	4,361	17,559	3,822
Percentage of revenue from sanitation services (excluding construction revenue)	0.08%	0.08%	0.08%

Municipalities with concession agreements due by 2030:	23	23	23
Balance – intangible and contract assets	1,045,481	1,051,209	1,064,090
Percentage of intangible and contract assets	2.02%	2.05%	2.20%
Revenue from sanitation services (excluding construction revenue)	223,943	833,418	189,704
Percentage of revenue from sanitation services (excluding construction revenue)	3.96%	3.87%	3.86%
Municipality of São Paulo:
Percentage of intangible and contract assets	43.08%	43.40%	43.21%
Percentage of revenue from sanitation services (excluding construction revenue)	43.49%	44.95%	44.53%

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-11

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, Paulista Geradora de Energia, Cantareira SP Energia, FOXX URE-BA Ambiental, and Infranext Soluções em Pavimentação. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

•	Privatization and Proposal of New Concession Agreements

As of September 18, 2023, the Board of the State Privatization Program (CDPED) resolved to recommend that:

(i)   the Investment Partnerships Secretariat and the Environment, Infrastructure, and Logistics Secretariat take the necessary steps to submit the draft of the Company’s privatization law to the Governor’s office; and

(ii)   SABESP, under article 5, II combined with article 7, paragraph 2 and paragraph 4 of Law 9,361/96, starts the procedure for the selection and hiring of coordinating banks and other services required for the future public offering.

As of September 30, 2023, as provided for in paragraph 2 of article 14 of Federal Law 14,026/2020 (“New Legal Sanitation Framework”), the State of São Paulo send Official Letters to the municipalities operated by the Company with proposals to change the conditions of the concession agreements in effect (“Communication”).

The Communication highlights general aspects of the proposal for a new concession agreement (“New Agreement”) aiming at replacing the existing agreements, under article 14 of the New Legal Sanitation Framework, indicating that the following guidelines will be observed under the New Agreement to be executed with these municipalities:

(a) the anticipation of achieving the universalization goals established in the New Sanitation Framework for 2029, subject to any shorter deadlines contractually outlined;

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-12

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

(b) the extension of the concession agreement for 2060;

(c) the obligation of SABESP to serve the population residing in consolidated informal urban settlements and rural areas, covering the entire municipal territory; and

(d) the detailing of investments to be made in each municipality.

As of December 11, 2023, State Law 17,853 was enacted. It authorized the Executive Branch of the São Paulo State to promote privatization measures of Companhia de Saneamento Básico do Estado de São Paulo – SABESP. Among other aspects, as provided for in article 2, the model adopted for the privatization of SABESP must observe the following guidelines:

(i) compliance with the universalization goals of water supply and sewage services in all municipalities of the State served by the Company, considering the inclusion of rural areas and consolidated informal urban centers, under Federal Law 14,026, of July 15, 2020;

(ii) anticipation, to December 31, 2029, of the achievement of the universalization goals, subject to any shorter deadlines contractually agreed upon;

(iii) tariff reduction, preferably considering the most vulnerable population;

(iv) provision for the creation of an annual control to monitor compliance with the goals, with indications of investment requirements for the next few years;

(v) provision of quality services, aiming at improving the quality of treated water and reducing its loss;

(vi) guarantee, in the contractual instruments resulting from the privatization, to the employees listed in SABESP’s permanent staff at the time of the publication of this law, of stability, with the maintenance of their employment contract for 18 (eighteen) months from the date of effective completion of the Company’s privatization process.

As of December 21, 2023, the Company concluded the selection of financial institutions that will be the global coordinators of the financial institutions union responsible for structuring the Company’s potential follow-on. The selected Global Coordinators are i) BTG Pactual; ii) Bank of America; iii) CITI; and iv) UBS - BB.

As of February 15, 2024, as reported by the Company in a Material Fact, the São Paulo State opened a public consultation regarding the following documents:

(a) the draft of the Concession Agreement to be executed between the Regional Unit of Drinking Water Supply and Sewage Services 1 ("URAE-1") Southeast and SABESP, with the indication of the involvement of the São Paulo State Utility Services Regulatory Agency, along with the specific technical exhibits of the Municipalities comprising URAE-1, in addition to other contractual exhibits;

(b) the draft of the charter of URAE-1’s Decision-Making Board; and

(c) the draft of the Regional Sanitation Plan, under article 17 of Federal Law 11,445, of 2007.

The aforementioned Public Consultation on the privatization of SABESP was concluded on March 15, 2024, with a significant number of suggestions submitted by the public. A total of 976 contributions were received through the Internet, in addition to 135 oral statements made at the eight public hearings held by the São Paulo State on the matter.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-13

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

As informed by the Company in a Material Fact released to its shareholders on April 30, 2024, the São Paulo State Government, through the Secretariat of Environment, Infrastructure, and Logistics (SEMIL), together with the Investment Partnerships Secretariat (SPI), published the result of Public Consultation 01/2024/GS regarding the documents made available within the scope of the Company's Privatization process.

In this context, the São Paulo São Paulo State Government submitted the final versions of the following documents to the municipalities comprising URAE1-Southeast: (a) Draft of the Concession Agreement between URAE 1 - Southeast and the Company and respective exhibits; (b) Draft of the Charter of URAE 1 - Southeast’s Decision-Making Board; and (c) Draft of the Regional Basic Sanitation Plan under Article 17 of Federal Law 11,445/2007.

The next steps of the privatization process consist of the approval and signing of said documents within the scope of URAE 1 - Southeast, followed by approval from the Board of the State Privatization Program (CDPED) of the final conditions of the public offering.

Management expects that the funds raised with the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The Unaudited Condensed Consolidated Interim Financial Statements was approved by management on June 21, 2024.

2	Basis of preparation and presentation of the Unaudited Condensed Consolidated Interim Financial Statements

Presentation of the Unaudited Condensed Consolidated Interim Financial Information

The Unaudited Condensed Consolidated Interim Financial Statements have been prepared and presented in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Standards as issued by the International Accounting Standards Board.

The Unaudited Condensed Consolidated Interim Financial Statements do not include all the notes and reporting required by the standards for the annual financial statements, and accordingly, should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 as filed with the SEC on May 3rd, 2024. Therefore, in these Unaudited Condensed Consolidated Interim Financial Statements, the notes below were either not presented or are not as detailed as and/or have the same references as those in the annual financial statements (according to numerical references):

i.	Summary of significant accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – Financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 11);
vi.	Investments (Note 12);
vii.	Intangible assets (Note 15);
viii.	Borrowings and financing (Note 17);
ix.	Deferred taxes and contributions (Note 19);
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-14

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

x.	Provisions (Note 20);
xi.	Pension plan obligations (Note 22);
xii.	Equity (Note 24);
xiii.	Insurance (Note 27);

All material information related to the Unaudited Condensed Consolidated Interim Financial Statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the Unaudited Condensed Consolidated Interim Financial Statements are in thousands of Brazilian reais, unless otherwise stated.

3	Summary of material information on accounting policies

The significant accounting policy information used in the preparation of the Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2024, are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2023, disclosed in Note 3 of such financial statements.

4	Risk management

4.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)	Market risk

Foreign currency risk

Foreign currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt, totaling R$ 2,671,887 as of March 31, 2024 (R$ 2,785,853 as of December 31, 2023), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-15

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

	March 31, 2024		December 31, 2023
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	272,009	1,359,011	280,188	1,356,474
Borrowings and financing – Yen	39,077,331	1,289,943	41,078,385	1,405,702
Interest and charges from borrowings and financing – US$		20,264		15,510
Interest and charges from borrowings and financing – Yen		2,669		8,167
Total exposure		2,671,887		2,785,853
Borrowing cost – US$		(38,404)		(37,520)
Borrowing cost – Yen		(2,391)		(2,442)
Total foreign currency-denominated borrowings (Note 16)		2,631,092		2,745,891

The 4.2% decrease in the balance of the foreign currency-denominated debt from March 31, 2024, compared to December 31, 2023, was mainly impacted by the depreciation of the Yen against the Brazilian real and amortizations in the period. The table below shows the prices and exchange variations in the period:

	March 31, 2024	December 31, 2023	Var.
US$	R$ 4.9962	R$ 4.8413	3.2%
Yen	R$ 0.03301	R$ 0.03422	-3.5%

Borrowings and financing fell by R$ 6,335 from January to March 2024 (a decrease of R$ 83,825 from January to March 2023), due to exchange rate changes. See Note 16 (ii). As of March 31, 2024, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the US dollar and Yen with all other variables held constant, the effects on the result before funding costs and taxes on the three-month period ended March 31, 2024 would have been R$ 267,189 (R$ 266,878 for the three-month period ended March 31, 2023), lower or higher.

The probable scenario below presents the effect on the income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-16

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

Probable scenario
(*)
Net currency exposure as of March 31, 2024 in US$ - Liabilities	272,009

US$ rate as of March 31, 2024	4.9962
Exchange rate estimated according to the scenario	4.9700
Difference between the rates	0.0262

Effect on net financial result R$ - (gain)	7,127

Net currency exposure as of March 31, 2024 in Yen - Liabilities	39,077,331

Yen rate as of March 31, 2024	0.03301
Exchange rate estimated according to the scenario	0.03446
Difference between the rates	(0.00145)

Effect on the net financial result R$ - (loss)	(56,662)

Total effect on the net financial result in R$ - (loss)	(49,535)

(*)	For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for March 31, 2025 were used, according to the Focus-BACEN and B3’s Benchmark Rate report, of March 31, 2024, respectively.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

The table below provides the borrowings and financing subject to different inflation adjustment indices:

	March 31, 2024	December 31, 2023
CDI (i)	12,672,245	9,966,111
TR (ii)	1,656,774	1,684,711
IPCA (iii)	2,927,406	3,038,378
TJLP (iv)	1,290,064	1,365,806
SOFR (v)	1,359,011	1,356,473
Interest and charges	399,957	392,906
Total	20,305,457	17,804,385

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR - Secured Overnight Financing Rate

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-17

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness.

As of March 31, 2024, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the three-month period ended March 31, 2024 would have been R$ 203,055 (R$ 163,164 for the three-month period ended March 31, 2023), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of March 31, 2024 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties on the balance sheet date. See Notes 6, 7, 8, 9, and 10.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AAA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AAA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AAA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency is as follows:

	March 31, 2024	December 31, 2023
Cash and cash equivalents and financial investments
AAA(bra)	5,859,198	2,940,690
Others (*)	332,784	324,546
	6,191,982	3,265,236

(*)	As of March 31, 2024, this category includes R$ 329,381 (R$ 322,241 as of December 31, 2023) referring to Banco BV, current accounts, and financial investments, which are not rated by Fitch.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-18

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of March 31, 2024.

	2024	2025	2026	2027	2028	2029 onwards	Total
As of March 31, 2024

Liabilities
Borrowings and financing	3,051,567	3,773,001	3,368,294	3,278,126	2,418,568	13,595,562	29,485,118
Trade payables and contractors	490,494	-	-	-	-	-	490,494
Services payable	838,703	-	-	-	-	-	838,703
Public-Private Partnership - PPP	432,216	446,524	461,438	476,850	492,777	6,057,282	8,367,087
Program Contract Commitments	20,310	1,232	1,232	1,232	1,232	11,702	36,940
Total	4,833,290	4,220,757	3,830,964	3,756,208	2,912,577	19,664,546	39,218,342

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 16 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under IFRS 7. To evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after March 31, 2024, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-19

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

March 31, 2024
Indicators	Exposure	Probable scenario

Assets
CDI	6,162,220	9.8500%(**)
Financial income		606,979

Liabilities
CDI	(12,672,245)	9.8500%(**)
Interest to be incurred		(1,248,216)

CDI net exposure	(6,510,025)	(641,237)

Liabilities
TR	(1,656,774)	0.0048%(**)
Expenses to be incurred		(80)

IPCA	(2,927,406)	3.4600%(*)
Expenses to be incurred		(101,288)

TJLP	(1,290,064)	6.3800%(*)
Interest to be incurred		(82,306)

SOFR (***)	(1,359,011)	5.0397%(***)
Interest to be incurred		(68,490)

Total expenses to be incurred, net		(893,401)

(*) Source: BACEN and LCA as of March 31, 2024
(**) Source: B3 of March 31, 2024
(***) Source: Bloomberg

4.2	Capital management

The Company’s objectives when managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-20

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

	March 31, 2024	December 31, 2023

Total borrowings and financing (Note 16)	22,024,307	19,536,350
(-) Cash and cash equivalents (Note 6)	(2,019,391)	(838,484)
(-) Financial investments (Note 7)	(4,172,591)	(2,426,752)

Net debt	15,832,325	16,271,114
Total equity	30,680,671	29,857,376

Total (shareholders plus providers of capital)	46,512,996	46,128,490

Leverage ratio	34%	35%

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they are adjusted by inflation and/or will bear contractual interest rates over time.

4.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The estimated fair values of the financial instruments were as follows:

Financial Assets

	March 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,019,391	2,019,391	838,484	838,484
Financial investments	4,172,591	4,172,591	2,426,752	2,426,752
Restricted cash	45,694	45,694	54,944	54,944
Trade receivables	3,936,233	3,936,233	3,856,723	3,856,723
ANA	1,879	1,879	2,673	2,673
Other assets	237,270	237,270	196,065	196,065

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,198,932 as of March 31, 2024 (R$ 1,196,545 as of December 31, 2023), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 1,081,079 (R$ 1,076,174 as of December 31, 2023), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-21

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

Financial Liabilities

	March 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	22,024,307	22,444,692	19,536,350	19,950,055
Trade payables and contractors	490,494	490,494	456,215	456,215
Services payable	838,703	838,703	750,732	750,732
Program Contract Commitment	33,035	33,035	34,016	34,016
Public-Private Partnership - PPP	3,222,703	3,222,703	3,286,614	3,286,614

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2024, are consistent with those used in the preparation of the Annual Financial Statements for the fiscal year ended December 31, 2023.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date of this Unaudited Condensed Consolidated Interim Financial Statements, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature, and maturity terms.

5	Key accounting estimates and judgments

The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual results.

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the quarterly information, are: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations; (iv) deferred income tax and social contribution; (v) provisions; and (vi) unbilled revenue.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-22

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

6	Cash and cash equivalents

	March 31, 2024	December 31, 2023

Cash and banks	27,042	31,187
Cash equivalents	1,992,349	807,297
Total	2,019,391	838,484

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of March 31, 2024, the average yield of cash equivalents corresponded to 96.67% of CDI (96.25% as of December 31, 2023).

7	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	March 31, 2024	December 31, 2023
Banco BV	329,380	322,240
Banco Bradesco S/A	657,631	643,445
Banco BTG Pactual S/A	459,170	449,241
Banco do Brasil S/A	2,726,410	1,011,826
	4,172,591	2,426,752

As of March 31, 2024, the average yield of the financial investments corresponded to 103.3% of CDI (103.3% as of December 31, 2023).

8	Restricted cash

	March 31, 2024	December 31, 2023

Agreement with the São Paulo Municipal Government (i)	38,690	47,749
Brazilian Federal Savings Bank – escrow deposits	442	365
Other	6,562	6,830
	45,694	54,944

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP).

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-23

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

9	Trade receivables

(a)	Statement of financial position details

	March 31, 2024	December 31, 2023
Private sector:
General (i) and special customers (ii)	2,687,984	2,200,921
Agreements (iii)	177,638	839,010

	2,865,622	3,039,931
Government entities:
Municipal	598,602	623,601
Federal	9,938	8,036
Agreements (iii)	658,021	374,372

	1,266,561	1,006,009
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,134	4,343
São Caetano do Sul	8,109	45,333
São Caetano do Sul Agreement	76,502	-

Total wholesale customers – Municipal governments	88,745	49,676

Unbilled supply	1,092,167	1,138,316

Subtotal	5,313,095	5,233,932
Allowance for doubtful accounts	(1,376,862)	(1,377,209)

Total	3,936,233	3,856,723

Current	3,590,432	3,584,287
Noncurrent	345,801	272,436

Total	3,936,233	3,856,723

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-24

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

(b)	The aging of trade receivables is as follows:

	March 31, 2024	December 31, 2023

Current	2,852,858	2,723,975
Past-due:
Up to 30 days	573,435	627,986
From 31 to 60 days	265,847	271,476
From 61 to 90 days	189,807	181,639
From 91 to 120 days	142,875	127,421
From 121 to 180 days	304,359	290,610
From 181 to 360 days	179,209	57,289
Over 360 days	804,705	953,536

Total past-due	2,460,237	2,509,957

Total	5,313,095	5,233,932

(c)	Allowance for doubtful accounts

Changes in assets	January to March 2024	January to March 2023

Balance at the beginning of the period	1,377,209	1,428,517
Creation/(reversal) of losses	40,097	(8,449)
Recoveries	(40,444)	(19,627)

Balance at the end of the period	1,376,862	1,400,441

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-25

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

Reconciliation of estimated/historical losses at the result	January to March 2024	January to March 2023

Write-offs	(190,285)	(190,138)
(Losses)/reversal with state entities – related parties	(580)	(743)
(Losses)/reversal with the private sector/government entities	(40,097)	8,449
Recoveries	40,444	19,627

Amount recorded as expense (Note 27)	(190,518)	(162,805)

The Company does not have customers individually representing 10% or more of its total revenues.

(d)	Registered warrants

The Company has registered warrants issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are considered allowance for doubtful accounts ('PECLD') in their entirety, and the updated values of said bills, calculated according to the respective registered warrants, are not recognized due to uncertainties regarding their realization.

As of March 31, 2024, the Company has registered warrants issued in its favor, currently totaling R$ 3,232,377 (R$ 3,085,265 as of December 31, 2023), which, as mentioned above, are fully provisioned at their original value and do not have their respective updates recognized in the quarterly information.

The reversal of the PECLD for the original bills and their update are recognized when uncertainties regarding their realization are mitigated, i.e. when the realization value becomes determinable due to the predictability of the commencement of its receipt or when negotiated with third parties.

The Company did not negotiate its registered warrants in the current period or in the comparative year and period, and there are no ongoing negotiations, as follows:

Debtor	March 31, 2024	December 31, 2023
Municipality of São Paulo	3,139,801	3,042,927
São Paulo State Government	41,359	-
Municipality of Cachoeira Paulista	15,871	15,456
Municipality of Agudos	13,061	14,964
Other	22,285	11,918
Total	3,232,377	3,085,265

Additionally, the Company negotiated registered warrants for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the fulfillment of contracts entered into with the municipalities.

As of May 09, 2024, the Board of Directors approved the adherence to the notice for agreement 1/2024 from the São Paulo Municipal Government (PMSP), whose adherence deadline ends on June 30, 2024. The objective of said Notice is the presentation of direct agreement proposals by holders of registered warrants.

For the adherence to be effective, approval by the Registered Warrants Conciliation Chamber of the Municipal Attorney General Office (PGM) and other subsequent procedures according to the Notice are required, the accuracies of which are still considered uncertain. SABESP may withdraw the proposal at any time, provided it is before the payment made by the Board of Registered Warrants Executions and Calculations of the São Paulo State Court of Justice (Depre), as provided in the Notice.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-26

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

The Company does not expect changes in the recognition method of the municipality of São Paulo's registered warrants until such adherence becomes effective.

10	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on capital, revenue, and expenses

	March 31, 2024	December 31, 2023
Accounts receivable
Current:
Sanitation services	167,608	169,515
Allowance for losses	(51,078)	(50,498)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow	41,929	36,241
- GESP Agreement – 2015	108,203	106,022

Total current	266,662	261,280

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	930,947	933,911

Total noncurrent	932,308	935,272

Total receivables	1,198,970	1,196,552

Assets:
Sanitation services	117,891	120,378
Reimbursement of additional retirement and pension benefits paid (G0)	1,081,079	1,076,174

Total	1,198,970	1,196,552

Liabilities:
Interest on capital payable	420,564	420,564

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-27

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

	January to March 2023	January to March 2024

Revenue from sanitation services	162,966	186,144
Payments from related parties	(167,612)	(186,205)

Payment received from reimbursement referring to Law 4,819/1958	(52,593)	(47,816)

(ii)	isputed amounts

As of March 31, 2024 and December 31, 2023, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,605,832 and R$ 1,583,449, respectively, for which allowances for doubtful accounts were created for the total amount.

(iii)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of Marcy 31, 2024 and December 31, 2023, the amounts corresponding to such actuarial liability were R$ 2,095,517 and R$ 2,098,622, respectively. For detailed information on additional retirement and pension benefits, see Note 21.

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to fully and completely settle the disputes and SABESP will continue using the reservoirs.

As of March 31, 2024, the balance of the agreement totaled R$ 9,197 and R$ 103,572 (R$ 8,876 and R$ 99,279 as of December 31, 2023), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(c)	Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which provides for water consumption reduction.

(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 16.

(e)	Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-28

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

From January to March 2024, expenses with employees assigned to other state entities totaled R$ 3,518 (R$ 672 from January to March 2023).

No expenses with employees from other entities assigned to the Company were recorded from January to March 2024 and in the same period in 2023.

(f)	Non-operating assets

As of March 31, 2024 and December 31, 2023, the Company’s land and lent structures totaled R$ 3,613.

(g)	SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized until March 31, 2024, totaled R$ 35,713 (R$ 44,249 as of December 31, 2023). See Note 21.

(h)	Compensation of the Fiscal Council and Management

From January to March 2024, expenses related to the compensation of the members of the Fiscal Council appointed by the controlling shareholder and Management members totaled R$ 2,470 (R$ 1,658 from January to March 2023).

From January to March 2024, additional amounts of R$ 540, referring to the executive officers’ bonus, were recorded (R$ 285 from January to March 2023).

(i)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of March 31, 2024, the balance of principal and interest of this agreement totaled R$ 812 and R$ 2,814, which was recorded in “Other assets” under current and noncurrent assets (R$ 694 and R$ 2,814, respectively, as of December 31, 2023), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by August 31, 2025.

Sabesp Olímpia

The Company formalized a loan agreement through a credit facility with Sabesp Olímpia S/A, making available the necessary funds for the payment of the first installment of the Fixed Concession Fee to the Municipality of Estância Turística de Olímpia, which was a prerequisite for the signing of the water and sewage concession agreement.

As of March 31, 2024, the balance of principal and interest of this agreement totaled R$ 81,059, which was recorded in “Other assets” under noncurrent assets, at CDI + 2% p.a.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-29

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

This agreement was executed on September 26, 2023. The principal and the accumulated interest on the principal must be fully repaid by September 2040.

(j)	FEHIDRO

The Company has financing agreements under the State Fund for Water Resources (FEHIDRO). These funds will be aimed at the execution of works and sewage services. As of March 31, 2024, the balance of these financings totaled R$ 1,136 (R$ 1,278 as of December 31, 2023).

11	Investments

The Company holds interests in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – IFRS 11), except when SABESP Olímpia, in which the Company holds a stake of 100% and meets the control requirements, consolidated this SPE, according to the Accounting Policy described in Note 2023 to the Annual Financial Statements as of December 31, 2023.

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Contribution	Profit (loss) for the period
	March 31, 2024	December 31, 2023	January to March 2024	January to March 2024	(*)	January to March 2023

Sesamm	65,511	61,275	-	4,236	-	4,630
Águas de Andradina	35,582	34,088	-	1,494	-	389
Águas de Castilho	13,384	12,784	-	600	-	402
Attend Ambiental	47,823	43,263	-	4,560	-	4,016
Aquapolo Ambiental	112,297	102,442	-	9,855	-	8,610
Paulista Geradora de Energia - PGE (**)	42,917	42,307	590	20	-	(28)
Cantareira SP Energia	10,711	10,650	-	61	-	(258)
FOXX URE-BA Ambiental	62,430	63,309	-	(295)	(584)	(6,549)
Infranext Soluções em Pavimentação (***)	4,699	4,699	-	-	-	(340)
Sabesp Olímpia	(3,121)	(3,066)	-	(55)	-	-

(*)	The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.
(**)	In 2023, a contribution of R$ 20,600 was defined, with Servtec and Tecniplan paying R$ 14,860 of this amount in the same year. In 2024, Servtec and Tecniplan paid the remaining amount of R$ 590, with the total paid-in amount corresponding to a 75% equity interest. As of March 31, 2024, SABESP had an outstanding payable amount of R$ 5,150.
(***)	Infranext’s share capital will be R$ 12,000. As of December 31, 2023, SABESP had an outstanding payable amount of R$ 4,950. The information presented refers to the position as of December 31, 2023, the last balance sheet received.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-30

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

	Investments		Equity results of investments		Interest percentage
	March 31, 2024	December 31, 2023	January to March 2024	(*)	March 31, 2024	December 31, 2023
Sesamm	23,584	22,059	1,525	-	36%	36%
Águas de Andradina	10,673	10,225	448	-	30%	30%
Águas de Castilho	4,015	3,835	180	-	30%	30%
Attend Ambiental	21,521	19,469	2,052	-	45%	45%
Aquapolo Ambiental	55,025	50,196	4,829	-	49%	49%
Paulista Geradora de Energia	6,866	6,861	5	-	25%	25%
Cantareira SP Energia	5,242	5,212	30	-	49%	49%
FOXX URE-BA Ambiental	12,486	12,663	(60)	(117)	20%	20%
Infranext Soluções em Pavimentação (***)	-	-	-	-	45%	45%
Total	139,412	130,520	9,009	(117)
FOXX URE-BA Ambiental – Fair value (**)	25,018	25,244
Other investments	6,099	6,099
Overall total	170,529	161,863

(*)	The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

(**)	The amount presented refers to the fair value adjustment in the acquisition of FOXX URE-BA in 2024.

(***)	The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

12	Investment Properties

	December 31, 2023	Depreciation	March 31, 2024

Investment properties	46,678	(12)	46,666

	December 31, 2022	Depreciation	March 31, 2023

Investment properties	46,726	(12)	46,714

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-31

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

As of March 31, 2024, the market value of these properties was approximately R$ 393,600 (R$ 393,600 as of December 31, 2023).

13	Contract asset

	December 31, 2023	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	March 31, 2024 (iii)

Total contract asset	7,393,096	1,270,667	1,952	(1,082,990)	7,582,725

As of March 31, 2024 and December 31, 2023, the contract asset had no amounts recognized as leases. Leases were part of construction costs and, since June 2020, additional works had been executed by the Company.

	December 31, 2022	Additions	Transfers	Transfers of works to intangible assets	March 31, 2023

Total contract asset	8,613,968	1,204,867	280	(1,105,061)	8,714,054

As of March 31, 2023, the contract asset included R$ 175,145, recorded as a lease (R$ 276,893 as of December 31, 2022). Leases were part of construction costs and, since June 2020, additional works had been executed by the Company.

(i)	The largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Itanhaém, totaling R$ 558 million, R$ 110 million, and R$ 43 million, respectively.
(ii)	The largest transfers in the period were located in the municipalities of São Paulo, Cajamar, and Arujá, totaling R$ 403 million, R$ 95 million, and R$ 63 million, respectively.
(iii)	The largest works were located in the municipalities of São Paulo, Guarulhos, and Francisco Morato, totaling R$ 2,207 million, R$ 320 million, and R$ 260 million, respectively.

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustments, and exchange variations in the contract asset during the construction period. From January to March 2024, the Company capitalized R$ 154,395 (R$ 167,802 from January to March 2023).

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-32

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks. As of March 31, 2024 and 2023, the margin was 2.3%.

From January to March 2024, the construction margin was R$ 30,046 (R$ 26,519 from January to March 2023).

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. From January to March 2024, expropriations totaled R$ 6,750 (R$ 4,015 from January to March 2023).

14	Intangible assets

(a)	Statement of financial position details

	March 31, 2024			December 31, 2023
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	754,555	(247,159)	507,396	747,925	(241,808)	506,117
Concession agreements – economic value	1,687,440	(1,085,649)	601,791	1,686,384	(1,048,624)	637,760
Concession agreements – new contracts	148,000	(1,644)	146,356	148,000	(411)	147,589
Program contracts	30,924,633	(9,874,351)	21,050,282	30,267,977	(9,583,480)	20,684,497
Program contracts – commitments	1,709,757	(510,973)	1,198,784	1,709,757	(497,731)	1,212,026
Service contracts – São Paulo	29,557,680	(9,318,616)	20,239,064	29,161,286	(8,967,701)	20,193,585
Software license of use	1,310,942	(822,184)	488,758	1,300,504	(787,280)	513,224
Right of use – Other assets	291,027	(64,336)	226,691	217,204	(99,144)	118,060
Total	66,384,034	(21,924,912)	44,459,122	65,239,037	(21,226,179)	44,012,858

(b)	Changes

	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2024
Intangible right arising from:
Concession agreements – equity value (*)	506,117	-	6,587	39	(20)	(5,327)	507,396
Concession agreements – economic value	637,760	-	1,089	(4)	-	(37,054)	601,791
Concession agreements – new contracts	147,589	-	-	-	-	(1,233)	146,356
Program contracts (*)	20,684,497	181	663,509	(930)	(606)	(296,369)	21,050,282
Program contracts – commitments	1,212,026	-	-	-	-	(13,242)	1,198,784
Service contracts – São Paulo	20,193,585	-	404,279	(3,949)	(132)	(354,719)	20,239,064
Software license of use	513,224	2,911	7,526	1	-	(34,904)	488,758
Right of use – Other assets	118,060	130,667	-	-	(46)	(21,990)	226,691
Total	44,012,858	133,759	1,082,990	(4,843)	(804)	(764,838)	44,459,122

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-33

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

	December 31, 2022	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	March 31, 2023
Intangible right arising from:
Concession agreements - equity value (*)	499,326	-	4,098	(955)	(6)	(4,994)	497,469
Concession agreements – economic value	652,039	-	2,589	331	(85)	(30,249)	624,625
Program contracts (*)	18,337,459	2	569,717	(288)	(2,055)	(252,011)	18,652,824
Program contracts – commitments	1,264,992	-	-	-	-	(13,242)	1,251,750
Service contracts – São Paulo	17,870,451	-	513,453	(1,720)	(1,056)	(299,179)	18,081,949
Software license of use	595,404	-	15,204	-	-	(33,105)	577,503
Right of use – Other assets	75,052	320	-	-	(30)	(17,261)	58,081
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	322	1,105,061	(28,780)	(3,232)	(650,041)	39,744,201

(*)	As of March 31, 2023, Concession agreements – equity value, and Program contracts included leases totaling R$ 51,692 and R$ 165,104 (R$ 54,356 and R$ 168,216 as of December 31, 2022), respectively.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. This contract is in the process of termination due to the interest of the Granting Authority in closing it.

(c)	Intangible right arising from concession agreements

As of March 31, 2024, the amounts not yet disbursed were recorded in “Program contract commitments” under current and noncurrent liabilities, totaling R$ 20,986 and R$ 12,139 (R$ 21,969 and R$ 12,047 as of December 31, 2023), respectively.

(d)	Public-Private Partnership - PPP

SABESP carries out operations related to the São Lourenço PPP. Such transactions, along with their corresponding guarantees and obligations, are supported by a contract established based on Law 11,079/2004.

In June 2008, SABESP and Alto Tietê PPP (SPAT Saneamento S/A) executed a service agreement for 15 years, with operations ending in October 2011 after conclusion of the works. The end of the obligations related to this PPP occurred in February 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-34

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

The amounts recorded in intangible assets are as follows:

	March 31, 2024	December 31, 2023
Alto Tietê	231,146	235,224
São Lourenço	2,513,527	2,556,002
Total	2,744,673	2,791,226

As of March 31, 2024 and December 31, 2023, the obligations assumed by the Company are as follows:

	March 31, 2024			December 31, 2023
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	-	-	-	52,762	-	52,762
São Lourenço	435,671	2,787,032	3,222,703	435,164	2,798,688	3,233,852
Total	435,671	2,787,032	3,222,703	487,926	2,798,688	3,286,614

(e)	Amortization of Intangible Assets

The average amortization rate totaled 5.1% and 5.0% as of March 31, 2024 and 2023, respectively.

(f)	Leases and right of use

Nature	March 31, 2024	December 31, 2023

Leases - Concession and Program Contract
Cost	582,617	588,600
Accumulated amortization	(217,041)	(213,921)
(=) Net	365,576	374,679

Right of use – Other assets
Vehicles	232,477	205,593
Properties	58,505	11,566
Equipment	45	45
Accumulated amortization	(64,336)	(99,144)
(=) Net	226,691	118,060

Total - Leases and Right of use	592,267	492,739

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-35

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

The table below shows the impact on the Company’s result:

Impact on the result
	March 31, 2024	March 31, 2023

Right of use amortization	(25,110)	(23,037)
Financial result – interest expense and inflation adjustment	(31,298)	(18,127)
Expenses of short-term leases with low value	(3,151)	(8,518)
Reduction of profit for the period	(59,559)	(49,682)

(g)	Performance Agreements

As of March 31, 2024, the accounting balances of the agreements in force recorded in contract asset and intangible assets were R$ 182,365 and R$ 2,209,196 (R$ 183,876 and R$ 2,191,361 as of December 31, 2023), respectively.

15	Property, plant and equipment

(a)	Statement of financial position details

	March 31, 2024				December 31, 2023
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,228	-	94,228	-	94,228	-	94,228	-
Buildings	126,959	(45,197)	81,762	2.2%	125,672	(44,726)	80,946	2.2%
Equipment	452,917	(318,950)	133,967	14.1%	443,380	(313,193)	130,187	14.2%
Transportation equipment	14,904	(10,810)	4,094	9.9%	14,625	(10,384)	4,241	9.9%
Furniture and fixtures	41,123	(16,328)	24,795	6.7%	41,049	(15,876)	25,173	6.8%
Other	147,120	(1,654)	145,466	6.5%	140,548	(764)	139,784	6.5%
Total	877,251	(392,939)	484,312	9.6%	859,502	(384,943)	474,559	9.7%
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-36

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

(b)	Changes

	December 31, 2023	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2024
Land	94,228	-	-	-	-	94,228
Buildings	80,946	603	692	-	(479)	81,762
Equipment	130,187	9,147	1,740	(109)	(6,998)	133,967
Transportation equipment	4,241	-	-	-	(147)	4,094
Furniture and fixtures	25,173	382	(223)	(5)	(532)	24,795
Other	139,784	5,779	682	-	(779)	145,466
Total	474,559	15,911	2,891	(114)	(8,935)	484,312
	December 31, 2022	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2023
Land	94,228	-	-	-	-	94,228
Buildings	47,968	1,037	(85)	-	(296)	48,624
Equipment	120,865	16,881	87	(243)	(6,235)	131,355
Transportation equipment	2,495	-	2,059	-	(149)	4,405
Furniture and fixtures	23,496	3,027	291	(40)	(391)	26,383
Other	49,887	10,009	-	-	(21)	59,875
Total	338,939	30,954	2,352	(283)	(7,092)	364,870

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-37

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

16	Borrowings and financing

Borrowings and financing outstanding balance	March 31, 2024			December 31, 2023
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	56,517	-	56,517	45,450	22,385	67,835
18th issue debentures	40,975	-	40,975	46,962	-	46,962
22nd issue debentures	174,245	-	174,245	170,957	170616	341,573
23rd issue debentures	490,841	374,303	865,144	490,810	374,279	865,089
24th issue debentures	-	523,163	523,163	-	512,122	512,122
26th issue debentures	-	1,330,768	1,330,768	-	1,302,042	1,302,042
27th issue debentures	200,000	498,704	698,704	200,000	498,634	698,634
28th issue debentures	127,745	1,070,548	1,198,293	127,715	1,070,457	1,198,172
29th issue debentures	-	1,332,090	1,332,090	-	1,314,136	1,314,136
30th issue debentures	124,988	748,275	873,263	125,000	873,231	998,231
31st issue debentures	-	2,933,677	2,933,677	-	-	-
Brazilian Federal Savings Bank	110,235	1,489,676	1,599,911	108,210	1,508,275	1,616,485
Brazilian Development Bank - BNDES PAC II 9751	7,295	14,519	21,814	7,286	16,316	23,602
Brazilian Development Bank - BNDES PAC II 9752	4,943	9,885	14,828	4,936	11,107	16,043
Brazilian Development Bank - BNDES ONDA LIMPA	27,223	-	27,223	27,219	6,766	33,985
Brazilian Development Bank – BNDES TIETÊ III	200,947	602,767	803,714	200,693	652,175	852,868
Brazilian Development Bank - BNDES 2015	34,189	351,960	386,149	34,146	360,021	394,167
Brazilian Development Bank - BNDES 2014	6,646	8,471	15,117	6,638	10,107	16,745
Inter-American Development Bank – IDB 2202	181,349	1,893,180	2,074,529	181,349	1,983,615	2,164,964
Inter-American Development Bank – IDB INVEST	41,760	794,125	835,885	39,550	814,840	854,390
Inter-American Development Bank – IDB INVEST 2022	14,100	438,305	452,405	14,100	438,241	452,341
Inter-American Development Bank – IDB INVEST 2023	14,100	447,808	461,908	14,100	447,791	461,891
International Finance Corporation - IFC 2022	22,800	714,139	736,939	22,800	713,910	736,710
International Finance Corporation - IFC 2023	-	987,006	987,006	-	986,651	986,651
Leases (Concession Agreements, Program Contracts, and Contract Asset)	106,362	206,075	312,437	49,884	259,326	309,210
Leases (others)	100,102	151,548	251,650	68,499	73,801	142,300
Other	3,006	2,161	5,167	3,003	2,910	5,913
Interest and other charges	379,694	-	379,694	377,398	-	377,398
Total in local currency	2,470,062	16,923,153	19,393,215	2,366,705	14,423,754	16,790,459

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-38

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

Borrowings and financing outstanding balance	March 31, 2024			December 31, 2023
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 15,417 thousand (US$ 20,556 thousand in December 2023)	51,351	25,676	77,027	49,759	49,759	99,518
Inter-American Development Bank - IDB 4623 – US$ 152,187 thousand (US$ 152,187 thousand in December 2023)	-	736,321	736,321	-	712,449	712,449
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 104,405 thousand (US$ 78,197 thousand in December 2023)	30,375	476,883	507,258	29,433	477,554	506,987
JICA 15 – ¥ 6,338,365 thousand (¥ 6,914,580 thousand in December 2023)	38,042	171,188	209,230	39,437	197,180	236,617
JICA 18 – ¥ 5,698,880 thousand (¥ 6,216,960 thousand in December 2023)	34,204	153,803	188,007	35,457	177,168	212,625
JICA 17 – ¥ 3,464,352 thousand (¥ 3,464,352 thousand in December 2023)	9,530	104,054	113,584	9,879	107,880	117,759
JICA 19 – ¥ 23,575,734 thousand (¥ 24,482,493 thousand in December 2023)	59,864	716,868	776,732	62,059	774,200	836,259
Interest and other charges	22,933	-	22,933	23,677	-	23,677
Total in foreign currency	246,299	2,384,793	2,631,092	249,701	2,496,190	2,745,891

Total borrowings and financing	2,716,361	19,307,946	22,024,307	2,616,406	16,919,944	19,536,350

Exchange rates as of March 31, 2024: US$ 4.9962; ¥ 0.03301 (as of December 31, 2023: US$ 4.8413; ¥ 0.03422).

As of March 31, 2024, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-39

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2), and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1) and CDI+ 1.80% (series 2) and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1) and CDI+ 1.44% (series 2) and 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI+ 1.58% (series 2)
31st issue debentures	Own funds	2034	CDI +0.49 (series 1) and CDI+1.10% (series 2) and CDI+1.31% (series 3)
Brazilian Federal Savings Bank	Own funds	2024/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Inter-American Development Bank – IDB INVEST 2022	Own funds	2036	CDI + 2.50%
Inter-American Development Bank – IDB INVEST 2023	Own funds	2036	CDI + 0.50%
International Finance Corporation - IFC	Own funds	2032	CDI + 2.00%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2042	9.74% to 15.24%
Other	Own funds	2025	3% (FEHIDRO); TJLP + 1.5% (FINEP)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-40

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 15,417 thousand	Government	2025	SOFR +5.13%	US$
Inter-American Development Bank - IDB 4623 – US$ 152,187 thousand	Government	2044	SOFR + 6.55055%	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 104,405 thousand	Government	2034	SOFR + 6.06% and 7.16%	US$
JICA 15 – ¥ 6,338,365 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 5,698,880 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,464,352 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 23,575,734 thousand	Government	2037	1.7% and 0.01%	Yen

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-41

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

(i)       Payment schedule – accounting balances as of March 31, 2024

	2024	2025	2026	2027	2028	2029	2030 to 2044	TOTAL
LOCAL CURRENCY
Debentures	905,061	1,328,730	1,217,890	1,387,314	665,375	1,304,027	3,218,442	10,026,839
Brazilian Federal Savings Bank	82,048	115,356	122,556	130,195	138,177	143,481	868,098	1,599,911
BNDES	210,955	260,803	250,860	238,124	84,351	34,189	189,563	1,268,845
IDBs - National	139,754	260,899	330,209	315,069	420,959	385,919	1,971,918	3,824,727
IFCs	22,800	44,200	61,800	80,800	123,600	181,600	1,209,145	1,723,945
Leases (Concession Agreements, Program Contracts, Contract Asset, and others)	151,818	133,170	64,062	22,899	58,917	19,012	114,209	564,087
Other	2,254	2,771	142	-	-	-	-	5,167
Interest and other charges	304,965	74,729	-	-	-	-	-	379,694
TOTAL IN LOCAL CURRENCY	1,819,655	2,220,658	2,047,519	2,174,401	1,491,379	2,068,228	7,571,375	19,393,215
FOREIGN CURRENCY
IDB	25,676	71,361	40,019	40,019	40,019	40,019	556,235	813,348
IBRD	15,188	30,375	30,375	30,375	30,375	41,525	329,045	507,258
JICA	75,585	141,639	141,639	141,639	141,639	141,526	503,886	1,287,553
Interest and other charges	19,741	3,192	-	-	-	-	-	22,933
TOTAL IN FOREIGN CURRENCY	136,190	246,567	212,033	212,033	212,033	223,070	1,389,166	2,631,092
Total	1,955,845	2,467,225	2,259,552	2,386,434	1,703,412	2,291,298	8,960,541	22,024,307

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-42

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

(II)       Changes

	December 31, 2023	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate change and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	March 31, 2024

LOCAL CURRENCY
Debentures	7,534,818	-	2,940,478	(7,319)	51,281	10,953	(166,538)	(316,082)	151,082	36,657	2,731	10,238,061
Brazilian Federal Savings Bank	1,621,014	-	7,857	-	1,653	412	(31,269)	(26,495)	25,167	6,056	-	1,604,395
BNDES	1,341,472	-	-	-	1,096	553	(24,734)	(70,274)	16,743	8,191	59	1,273,106
IDB 2202	2,252,742	-	-	-	-	-	(132,871)	(90,674)	34,753	27,317	239	2,091,506
IDB INVEST 2020	900,367	-	-	-	-	-	(61,148)	(18,670)	-	28,095	165	848,809
IFC 2022	757,297	-	-	-	-	-	-	-	8,217	15,647	229	781,390
IFC 2023	1,006,642	-	-	-	-	-	-	-	10,690	20,362	355	1,038,049
IDB INVEST 2022	454,543	-	-	-	-	-	-	-	14,842	-	64	469,449
IDB INVEST 2023	464,131	-	-	-	-	-	-	-	15,038	-	17	479,186
Leases (Concession Agreements, Program Contracts, and Contract Asset)	309,210	-	-	-	-	-	(27,329)	-	30,556	-	-	312,437
Leases (others)	142,300	130,666	-	-	-	-		(30,193)	8,877	-	-	251,650
Other	5,923	-	-	-	6	-	(92)	(751)	90	1	-	5,177
TOTAL IN LOCAL CURRENCY	16,790,459	130,666	2,948,335	(7,319)	54,036	11,918	(443,981)	(553,139)	316,055	142,326	3,859	19,393,215

FOREIGN CURRENCY
IDBs	819,455	-	-	-	26,441	-	(2,457)	(25,359)	13,639	-	298	832,017
IBRD	515,015	-	-	(1,321)	16,589	-	(16,507)	(15,133)	10,076	3	139	508,861
JICA	1,411,421	-	-	-	(49,365)	-	(10,651)	(66,395)	5,005	148	51	1,290,214

TOTAL IN FOREIGN CURRENCY	2,745,891	-	-	(1,321)	(6,335)	-	(29,615)	(106,887)	28,720	151	488	2,631,092
Total	19,536,350	130,666	2,948,335	(8,640)	47,701	11,918	(473,596)	(660,026)	344,775	142,477	4,347	22,024,307

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-43

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

	December 31, 2022	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate change and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	March 31, 2023

LOCAL CURRENCY
Debentures	8,166,366	-	-	(516)	60,883	5,463	(206,330)	(363,123)	162,197	46,336	2,859	7,874,135
Brazilian Federal Savings Bank	1,526,185	-	50,852	-	6,250	1,718	(29,853)	(27,891)	23,539	6,393	-	1,557,193
BNDES	1,380,993	-	-	-	3,354	984	(25,753)	(61,940)	19,891	5,670	65	1,323,264
IDB 2202	2,450,550	-	-	-	-	-	(165,514)	(90,674)	26,253	58,942	239	2,279,796
IDB INVEST	943,619	-	-	-	-	-	(71,521)	(18,670)	22,661	12,244	166	888,499
IFC	774,525	-	-	-	-	-	-	-	-	29,484	228	804,237
IDB INVEST 2022	469,327	-	-	-	-	-	-	-	18,405	-	64	487,796
Leases (Concession Agreements, Program Contracts, and Contract Asset)	357,844	-	-	-	-	-	(13,603)	(10,873)	13,603	-	-	346,971
Leases (others)	101,374	320	-	-	-	-	(4,523)	(20,389)	9,047	-	-	85,829
Other	12,130	-	3,629	-	22	-	(161)	(1,581)	160	2	-	14,201
TOTAL IN LOCAL CURRENCY	16,182,913	320	54,481	(516)	70,509	8,165	(517,258)	(595,141)	295,756	159,071	3,621	15,661,921

FOREIGN CURRENCY
IDBs	532,693	-	50,342	-	(15,365)	-	(2,474)	(26,343)	5,062	-	237	544,152
IBRD	399,762	-	18,892	(1,588)	(10,585)	-	(10,061)	(16,014)	8,691	56	106	389,259
JICA	1,803,109	-	-	-	(56,819)	-	(14,057)	(78,741)	6,635	289	51	1,660,467
IDB 1983AB	40,194	-	-	-	(1,056)	-	-	-	661	221	104	40,124
TOTAL IN FOREIGN CURRENCY	2,775,758	-	69,234	(1,588)	(83,825)	-	(26,592)	(121,098)	21,049	566	498	2,634,002
Total	18,958,671	320	123,715	(2,104)	(13,316)	8,165	(543,850)	(716,239)	316,805	159,637	4,119	18,295,923

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-44

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

(a)	Main events in the three-month period ended March 31, 2024

Debentures

As of March 05, 2024, the Company raised R$ 2,940.5 billion from the 31st issue of simple, unsecured debentures, not convertible into shares, in three series, with the following characteristics:

	Value	Rate	Maturity
Series 1	507,000	CDI + 0.49% p.a.	2029
Series 2	1,734,467	CDI + 1.10% p.a.	2031
Series 3	699,011	CDI + 1.31% p.a.	2034
Total	2,940,478

•	The covenants agreed upon for the 31st issue are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/financial expenses equal to or higher than 1.5;

Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day cure period does not apply), constitutes a default event that may lead to the early maturity of the Debentures.- Disposal of operating assets, termination of licenses, loss of concession or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 198 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the Debentures.

The proceeds from the issue will be used to refinance financial commitments falling due in 2024 and to recompose and reinforce the cash position. The Debentures are characterized as “ESG bonds for the use of sustainable and blue resources”, based on the Company’s commitment to allocate the equivalent amount in projects described in the Sustainable Finance Framework.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (f).

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-45

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

(c)	Covenants

The table below shows the most restrictive covenants ratios as of March 31, 2024.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installment payments of debts with the electricity supplier.

As of March 31, 2024, and December 31, 2023, the Company met the requirements set forth by its borrowings and financing agreements.

(d)	Borrowings and financing – Credit limited

Agent	March 31, 2024
(in millions of reais (*))
Brazilian Federal Savings Bank	926
Brazilian Development Bank (BNDES)	30
Inter-American Development Bank (IDB)	739
International Bank for Reconstruction and Development (IBRD)	1,032
Other	7
TOTAL	2,734

(*)	Brazilian Central Bank’s exchange rate as of March 31, 2024 (US$ 1.00 = R$ 4.9962; ¥ 1.00 = R$ 0.03301).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

17	Taxes and contributions

(a)	Current assets

	March 31, 2024	December 31, 2023
Recoverable taxes
Income tax and social contribution	272,364	462,642
Withheld income tax (IRRF) on financial investments	53,587	29,955
Other federal taxes	2,222	2,050
Total	328,173	494,647

(b)	Current liabilities

	March 31, 2024	December 31, 2023
Taxes and contributions payable
Income tax and social contribution	389,712	205,964
Cofins and Pasep	137,048	141,703
INSS (social security contribution)	42,136	44,556
IRRF (withholding income tax)	5,512	64,770
Other	44,620	54,979
Total	619,028	511,972

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-46

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

18	Deferred taxes and contributions

(a)	Statement of financial position details

	March 31, 2024	December 31, 2023
Deferred income tax assets
Provisions	678,996	666,131
Pension plan obligations - G1	132,543	135,231
Donations of underlying assets on concession agreements	44,594	45,140
Allowance for doubtful accounts	190,726	182,519
Other	376,281	382,767
Total deferred tax asset	1,423,140	1,411,788

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(325,461)	(329,060)
Capitalization of borrowing costs	(466,374)	(465,510)
Profit on supply to government entities	(347,379)	(348,514)
Actuarial gain – G1 Plan	(121,425)	(121,425)
Construction margin	(39,893)	(40,579)
Borrowing costs	(7,323)	(8,624)
Total deferred tax liabilities	(1,307,855)	(1,313,712)

Deferred tax asset, net	115,285	98,076

(b)	Changes

Deferred income tax assets	December 31, 2023	Net change	March 31, 2024
Provisions	666,131	12,865	678,996
Pension plan obligations - G1	135,231	(2,688)	132,543
Donations of underlying assets on concession agreements	45,140	(546)	44,594
Allowance for doubtful accounts	182,519	8,207	190,726
Other	382,767	(6,486)	376,281
Total	1,411,788	11,352	1,423,140

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(329,060)	3,599	(325,461)
Capitalization of borrowing costs	(465,510)	(864)	(466,374)
Profit on supply to government entities	(348,514)	1,135	(347,379)
Actuarial gain – G1	(121,425)	-	(121,425)
Construction margin	(40,579)	686	(39,893)
Borrowing costs	(8,624)	1,301	(7,323)
Total	(1,313,712)	5,857	(1,307,855)

Deferred tax asset, net	98,076	17,209	115,285

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-47

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

Deferred income tax assets	December 31, 2022	Net change	March 31, 2023
Provisions	560,404	12,715	573,119
Pension plan obligations - G1	141,606	(4,774)	136,832
Donations of underlying assets on concession agreements	46,088	(288)	45,800
Allowance for doubtful accounts	199,363	(6,693)	192,670
Other	171,798	(2,221)	169,577
Total	1,119,259	(1,261)	1,117,998

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(353,817)	3,498	(350,319)
Capitalization of borrowing costs	(457,669)	(7,785)	(465,454)
Profit on supply to government entities	(346,650)	1,390	(345,260)
Actuarial gain – G1	(93,561)	-	(93,561)
Construction margin	(43,323)	686	(42,637)
Borrowing costs	(13,517)	1,227	(12,290)
Total	(1,308,537)	(984)	(1,309,521)

Deferred tax liability, net	(189,278)	(2,245)	(191,523)

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	January to March 2023	January to March 2024

Profit before income taxes	1,132,945	1,323,860
Statutory rate	34%	34%

Estimated expense at statutory rate	(385,201)	(450,112)
Permanent differences:
Provision Law 4,819/1958 – G0 (i)	(10,772)	(6,555)
Donations	(1,065)	(1,093)
Agreement with AAPS	-	(55,212)
Other differences	11,305	12,407

Income tax and social contribution	(385,733)	(500,565)

Current income tax and social contribution	(383,488)	(517,774)
Deferred income tax and social contribution	(2,245)	17,209
Effective rate	34%	38%

(i)	Permanent difference related to the provision for the actuarial liability. See Note 21 (ii) and (v).

19	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.16 to the Annual Financial Statements as of December 31, 2023. The terms and payment amounts are defined based on the outcome of these lawsuits.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-48

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

	March 31, 2024			December 31, 2023
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	169,058	(6,003)	163,055	175,255	(6,060)	169,195
Supplier claims (ii)	338,580	(93,833)	244,747	334,273	(90,973)	243,300
Other civil claims (iii)	140,447	(1,301)	139,146	128,036	(1,229)	126,807
Tax claims (iv)	114,215	(18,577)	95,638	101,770	(18,223)	83,547
Labor claims (v)	723,968	(14,077)	709,891	727,133	(16,235)	710,898
Environmental claims (vi)	510,781	(57)	510,724	492,740	(55)	492,685
Total	1,997,049	(133,848)	1,863,201	1,959,207	(132,775)	1,826,432

Current	1,085,976	-	1,085,976	1,064,367	-	1,064,367
Noncurrent	911,073	(133,848)	777,225	894,840	(132,775)	762,065

(II)	Changes

	December 31, 2023	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2024
Customer claims (i)	175,255	965	5,043	(12,189)	(16)	169,058
Supplier claims (ii)	334,273	2,027	8,957	(2,741)	(3,936)	338,580
Other civil claims (iii)	128,036	23,512	5,480	(15,564)	(1,017)	140,447
Tax claims (iv)	101,770	11,967	4,805	(101)	(4,226)	114,215
Labor claims (v)	727,133	18,517	13,098	(16,498)	(18,282)	723,968
Environmental claims (vi)	492,740	10,667	21,650	-	(14,276)	510,781
Subtotal	1,959,207	67,655	59,033	(47,093)	(41,753)	1,997,049
Escrow deposits	(132,775)	(1,899)	(2,580)	1,816	1,590	(133,848)
Total	1,826,432	65,756	56,453	(45,277)	(40,163)	1,863,201

	December 31, 2022	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2023
Customer claims (i)	151,023	1,918	3,790	(21,540)	(1,158)	134,033
Supplier claims (ii)	257,080	1,992	5,552	(1,042)	-	263,582
Other civil claims (iii)	99,462	5,701	7,154	(3,478)	(3,793)	105,046
Tax claims (iv)	79,532	11,039	1,658	(7)	(455)	91,767
Labor claims (v)	654,277	9,894	13,486	(5,799)	(14,450)	657,408
Environmental claims (vi)	406,872	22,400	18,655	-	(14,117)	433,810
Subtotal	1,648,246	52,944	50,295	(31,866)	(33,973)	1,685,646
Escrow deposits	(37,462)	(271)	(696)	533	1,461	(36,435)
Total	1,610,784	52,673	49,599	(31,333)	(32,512)	1,649,211

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-49

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

	March 31, 2024	December 31, 2023
Customer claims (i)	161,784	158,584
Supplier claims (ii)	1,005,785	968,752
Other civil claims (iii)	644,852	695,097
Tax claims (iv)	1,156,487	1,067,350
Labor claims (v)	3,332,929	3,093,735
Environmental claims (vi)	4,316,366	4,158,504
Total	10,618,203	10,142,022

(c)	Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

(d)	Guarantee insurance

As of May 24, 2023, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of March 31, 2024, R$ 199.7 million was available for use.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-50

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

20	Labor liabilities and pension plan obligations

	March 31, 2024	December 31, 2023
Salaries and payroll charges	37,337	69,885
Provision for vacation	245,218	256,415
Provision for Christmas bonus	21,325	-
Healthcare plan (i)	117,551	86,147
Provision for profit sharing (ii)	122,353	97,514
Incentivized Dismissal Program - IDP (iii)	192,626	290,202
Consent Decree (TAC)	5,161	6,093
Knowledge Retention Program (KRP)	1,016	1,184
Total	742,587	807,440

(i)	Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the first quarter of 2024, the Company contributed 8.7%, on average, of gross payroll, totaling R$ 66,605 (9.8% in the first quarter of 2023, totaling R$ 75,505).

The agreement entered into between SABESP and AAPS (Sabesp’s Association of Retirees and Pensioners) regarding financial compensation for 60 months for the VIVEST health plan operator regarding the migration of retirees, former employees, pensioners, and dependents between health plans is recorded in this line.

Until the ratification of the agreement, SABESP was responsible for transferring to VIVEST the amounts referring to deficits in the health plans of retirees, former employees, pensioners, and dependents, and for ensuring that each individual reimbursed the Company for the deficit.

In the first quarter of 2024, the Company recognized the obligations related to the agreement, considering the entire population migrated or those in negotiations for migration, with a total impact of R$ 162,388 on the period’s result, under the general expenses line. Of this amount, R$ 10,237 was paid by March 31, 2024, of which R$ 31,206 was recorded under current liabilities and R$ 120,945 under noncurrent liabilities in “Other Obligations”.

(ii)	Provision for profit sharing

Based on an agreement with the labor union, the Profit Sharing Program corresponds to up to one month’s salary for each employee, depending on the achievement of the goals established, from January to December, and should be paid in the subsequent year.

(iii)	Incentivized Dismissal Program - IDP

In June 2023, the Company implemented the Incentivized Dismissal Program (PDI or Program) to pacifically reduce the workforce and provide gains in efficiency, increase of competitiveness, and optimization of costs (further details in Note 21 to the Annual Financial Statements as of December, 31, 2023).

As of March 31, 2024, R$ 250,054 was recorded due to the provision for compensation incentives for employees who joined the program, of which R$ 192,626 in current liabilities and R$ 57,428 in noncurrent liabilities under “Labor Obligations”.

21	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-51

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

Defined benefit plans

Summary of pension plan obligations- Liabilities

	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2023	(44,249)	(2,098,622)	(2,142,871)
(Expenses) recognized in 2024	(1,560)	(47,319)	(48,879)
Payments made in 2024	10,096	50,424	60,520
Pension plan obligations as of March 31, 2024	(35,713)	(2,095,517)	(2,131,230)

	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2022	(148,116)	(2,002,075)	(2,150,191)
(Expenses) / revenues recognized in 2023	4,384	(56,305)	(51,921)
Payments made in 2023	10,124	48,200	58,324
Pension plan obligations as of March 31, 2023	(133,608)	(2,010,180)	(2,143,788)

(i)	G1 Plan

The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(iii)	Sabesprev Mais Plan

Managed by SABESPREV, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(iv)	VIVEST Plan

Managed by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(v)	Reconciliation of expenditures with pension plan obligations

	March 31, 2024	March 31, 2023

G1 Plan (i)	1,560	(4,384)
G0 Plan (ii)	47,319	56,305
Sabesprev Mais Plan (iii)	6,750	6,603
VIVEST Plan (iv)	189	84
Subtotal	55,818	58,608
Capitalized	(1,150)	(764)
Reimbursement of additional retirement and pension benefits paid (G0)	(28,040)	(24,622)
Other	1,508	1,441

Pension plan obligations (Note 27)	28,136	34,663

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-52

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements are also recorded. The parent company’s balances as of March 31, 2024, and December 31, 2023, were R$ 836,294 and R$ 749,226, respectively. The consolidated balances as of March 31, 2024, and December 31, 2023, were R$ 838,703 and R$ 750,732, respectively.

23	Equity

(a)	Share capital

As of March 31, 2024, and December 31, 2023, the authorized, subscribed, and paid-in capital, totaling R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	March 31, 2024		December 31, 2023
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,506,664	50.3
Other shareholders
In Brazil (1)	266,922,203	39.0	257,339,417	37.6
Abroad (2)	73,081,002	10.7	82,663,788	12.1

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of March 31, 2024, the common shares traded in Brazil were held by 49,847 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State Government.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.

(b)	Interest on capital

The Annual Shareholders’ Meeting of April 25, 2024, approved the distribution of dividends as interest on capital totaling R$ 836,839, corresponding to a minimum mandatory dividends and R$ 147,689 as minimum supplementary dividends, totaling R$ 984,528, to be paid on June 24, 2024.

24	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-53

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

	January to March 2024	January to March 2023

Profit attributable to the Company’s owners	823,295	747,212
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.20451	1.09320

25	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	January to March 2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	5,661,099	1,336,778	6,997,877
Gross sales deductions	(437,631)	-	(437,631)
Net operating revenue	5,223,468	1,336,778	6,560,246
Costs, selling, general, and administrative expenses	(3,607,447)	(1,306,723)	(4,914,170)
Income from operations before other operating expenses, net and equity accounting	1,616,021	30,055	1,646,076
Other operating income (expenses), net			7,086
Equity results of investments			8,893
Financial result, net			(338,195)
Income from operations before taxes			1,323,860
Depreciation and amortization	(773,785)	-	(773,785)

	January to March 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	4,909,274	1,179,534	6,088,808
Gross sales deductions	(390,439)	-	(390,439)
Net operating revenue	4,518,835	1,179,534	5,698,369
Costs, selling, general, and administrative expenses	(3,173,849)	(1,153,015)	(4,326,864)
Income from operations before other operating expenses, net and equity accounting	1,344,986	26,519	1,371,505
Other operating income (expenses), net			14,634
Equity results of investments			6,334
Financial result, net			(259,528)
Income from operations before taxes			1,132,945
Depreciation and amortization	(657,145)	-	(657,145)

(i)	See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under IFRIC 12 (Concession Agreements) and IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 13 (b) for further information.

26	Operating revenue

Reconciliation from gross operating revenue to net operating revenue:

	January to March 2024	January to March 2023

Revenue from sanitation services (i)	5,661,099	4,909,274
Construction revenue	1,336,778	1,179,534
Sales tax	(410,786)	(370,298)
Regulation, Control and Oversight Fee (TRCF)	(26,845)	(20,141)
Net revenue	6,560,246	5,698,369

(i)	Includes R$ 28,406 from the TRCF charged from customers from January to March 2024 (R$ 24,019 from January to March 2023), referring to the municipalities regulated by ARSESP.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-54

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

27	Operating costs and expenses

	January to March 2024	January to March 2023
Operating costs
Salaries, payroll charges, and benefits	(505,690)	(583,855)
Pension plan obligations	(5,810)	(1,656)
Construction costs (Note 25)	(1,306,723)	(1,153,015)
General supplies	(113,440)	(85,831)
Treatment supplies	(141,370)	(164,899)
Outsourced services	(504,745)	(435,484)
Electricity	(393,822)	(395,026)
General expenses	(283,516)	(227,169)
Depreciation and amortization	(720,311)	(606,788)
	(3,975,427)	(3,653,723)

Selling expenses
Salaries, payroll charges, and benefits	(62,115)	(70,517)
Pension plan obligations	(840)	(185)
General supplies	(1,859)	(1,067)
Outsourced services	(101,066)	(109,177)
Electricity	(210)	(191)
General expenses	(26,628)	(27,626)
Depreciation and amortization	(17,369)	(16,894)
	(210,087)	(225,657)

Bad debt expense, net of recoveries (Note 9 (c))	(190,518)	(162,805)

Administrative expenses
Salaries, payroll charges, and benefits	(112,499)	(55,142)
Pension plan obligations	(21,486)	(32,822)
General supplies	24,510	(601)
Outsourced services	(77,011)	(80,267)
Electricity	(372)	(583)
General expenses	(294,810)	(60,011)
Depreciation and amortization	(36,105)	(33,463)
Tax expenses	(20,365)	(21,790)
	(538,138)	(284,679)

Operating costs and expenses
Salaries, payroll charges, and benefits	(680,304)	(709,514)
Pension plan obligations (Note 21 (v))	(28,136)	(34,663)
Construction costs (Note 25)	(1,306,723)	(1,153,015)
General supplies	(90,789)	(87,499)
Treatment supplies	(141,370)	(164,899)
Outsourced services	(682,822)	(624,928)
Electricity	(394,404)	(395,800)
General expenses	(604,954)	(314,806)
Depreciation and amortization	(773,785)	(657,145)
Tax expenses	(20,365)	(21,790)
Bad debt expense, net of recoveries (Note 9 (c))	(190,518)	(162,805)
	(4,914,170)	(4,326,864)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-55

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

28	Financial income (expenses)

	January to March 2024	January to March 2023
Financial expenses
Interest and charges on borrowings and financing – local currency	(276,622)	(273,106)
Interest and charges on borrowings and financing – foreign currency	(28,720)	(21,049)
Other financial expenses	(175,160)	(101,732)
Inflation adjustment on borrowings and financing	(54,036)	(70,509)
Other inflation adjustments	(13,265)	(50,463)
Interest and inflation adjustment on provisions	(44,300)	(45,612)
Total financial expenses	(592,103)	(562,471)

Financial revenue
Inflation adjustment gains	55,881	60,314
Income on financial investments	110,375	103,217
Interest income	92,932	66,560
Cofins and Pasep	(11,615)	(10,788)
Other	2	17
Total financial income	247,575	219,320

Financial income (expenses), net of exchange rate changes	(344,528)	(343,151)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	6,335	83,825
Exchange rate changes on assets	1	(201)
Other exchange rate changes	(3)	(1)
Exchange rate changes, net	6,333	83,623

Financial income (expenses)	(338,195)	(259,528)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-56

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

29	Other operating income (expenses), net

	January to March 2024	January to March 2023

Other operating income, net	10,291	20,352
Other operating expenses	(3,205)	(5,718)

Other operating income (expenses), net	7,086	14,634

Other operating income includes revenue from the sale of property, plant and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses usually record the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses, and operational assets indemnification.

30	Commitments

The Company has agreements to manage and maintain its activities, as well as to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of March 31, 2024 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,854,851	2,319,376	1,377,556	4,349,060	9,900,843
Contractual obligations - Investments	4,174,937	2,719,760	1,136,509	82,392	8,113,598
Total	6,029,788	5,039,136	2,514,065	4,431,452	18,014,441

31	Supplemental cash flow information

	January to March 2024	January to March 2023

Total additions to contract assets (Note 13)	1,270,667	1,204,867
Total additions to intangible assets (Note 14 (b))	133,759	322

Items not affecting cash (see breakdown below)	(833,016)	(634,857)

Total additions to intangible and contract assets according to the statement of cash flows	571,410	570,332

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	154,395	167,802
Contractors payable	453,671	240,833
Performance agreements	64,229	199,383
Right of use	130,666	320
Construction margin (Note 25)	30,055	26,519
Total	833,016	634,857
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-57

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

32	Events after the reporting period

•	Tariff adjustment

As of April 08, 2024, the São Paulo State Utility Services Regulatory Agency (ARSESP) disclosed Resolution 1,514/2024, authorizing the Company to apply the tariff adjustment of 6.4469%, regarding the tariffs in effect.

•	Methodology and criteria for asset reversal

As of April 15, 2024, ARSESP disclosed Resolution 1,515/2024, which included the methodology and criteria for reversal and possible indemnification of assets at the end of the concessions of the Basic Sanitation sector.

•	Privatization process

As of April 17, 2024, the Board of the State Privatization Program (CDPED), together with the Management Council of the State Public-Private Partnership (CGPPP) approved the final model for the partial divestment of movable assets directly and indirectly held by the State, with authorization to proceed with the divestment through a Public Offering for Distribution of Shares on the stock exchange, according to Article 1 of Decree 67,759/2023, including:

(a) Schedule of the privatization process;

(b) Structure of the offering with the participation of strategic investors and criteria for judging the winner of the secondary public offering;

(c) Changes to the Company’s Bylaws;

(d) Execution of the Investment Agreement, Lock-up, and other agreements with strategic investors;

(e) Guarantee of stability to employees under Law 17,853/2023, for 18 months from the effective completion date of the privatization process;

(f) Recommendation of the offering of common shares held by the São Paulo State Government to Company employees;

(g) Submission of the following documents to the representatives of URAE - 1 Southwest’s Decision-Making Board for the 1st Board meeting:

• Draft of the concession agreement and exhibits

• Draft of the charter of URAE-1’s Decision-Making Board

• Draft of the Regional Basic Sanitation Plan

The definition of the minimum price and the percentage of the State’s equity interest to be divested, as well as the details of the Investment Agreement, Lock-up, and other conditions will be subject to a resolution at a future Board meeting.

•	Financial derivative agreements

As of April 17, 2024, the Company executed derivative financial agreements with selected financial institutions to reduce the exposure of the balance in foreign currency of existing debts, totaling US$ 534 million, against fluctuations in the foreign exchange market and mitigate the impacts of these fluctuations on the Company’s economic and financial results. The agreements are valid from April 2024 to December 2024.

•	Annual and Extraordinary Shareholders’ Meeting

The General Annual Shareholders’ Meeting was held on April 25, 2024.

•	Privatization process

The São Paulo Municipal Chamber approved, and the Mayor sanctioned Municipal Law 18.107 of May 2, 2024, authorizing the Municipal Executive Power to execute contracts through a regionalized arrangement aimed at providing water supply and sanitation services in the Municipality of São Paulo.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

F-58

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for three months ended March 31, 2024 and 2023

Amounts in thousands of reais

•	URAE-1 Southeastern

As of May 20, 2024, the Deliberative Council of Regional Unit for Drinking Water Supply and Sewage Services – URAE-1 – Southeastern (“URAE-1”), approved the following items of the agenda, among other subjects:

(a) Internal Regulations of the URAE-1 Deliberative Council;

(b) Regional Basic Sanitation Plan, pursuant to article 17 of Federal Law No. 11,445/2007;

(c) Appointment of ARSESP as the entity responsible for regulating and overseeing the services that are the purpose of the Concession Contract;

(d) Signing of the Concession Contract, in a unified manner, for all Municipalities forming part of URAE-1 served by Sabesp, replacing the current contractual instruments entered into by the Municipalities.

As of May 24, 2024, the Concession Agreement No. 1/2024 was signed between the Company and the Deliberative Council of Regional Unit for Drinking Water Supply and Sewage Services – URAE-1 Southeast, and, as an intervening party, the São Paulo State Public Services Regulatory Agency – ARSESP, for the provision of water supply and sewage services to the municipalities that are part of URAE-1 ("Concession Agreement").

The effectiveness of the Concession Agreement is conditional on the conclusion of the Company's privatization process, under the terms of State Law No. 17,853, of December 8, 2023, and will be valid until October 19, 2060.

•	Final model for the partial sale of shares held directly and indirectly by the State of São Paulo

As of June 3, 2024, the State Privatization Board (CDPED - Conselho Diretor do Programa Estadual de Desestatização) together with the Management Council of the State Program for Public-Private Partnerships (CGPPP - Conselho Gestor do Programa Estadual de Parcerias Público-Privadas), in continuity to the deliberation of April 17, 2024, has deliberated to approve the final model for the partial sale of shares held directly and indirectly by the State of São Paulo, with authorization to proceed with the sale through a public offering of distribution of shares issued by Sabesp (“Public Offering”), according to article 5, I, items “b” and “i” of State Law nº 9,361/1996 and article 21, I, of State Decree nº 67,759/2023, including, among others:

(a)    Authorization to sale the common shares issued by Sabesp and owned directly and indirectly by the State of São Paulo, in order to maintain at least 18 % of Sabesp's share capital, and may be higher depending on market conditions, by means of the Public Offering to be carried out and registered with CVM, in accordance with the rules and procedures of CVM Resolution nº 160/2022;
(b)    The Public Offering shall aim to select one professional investor to act as Sabesp's reference investor after the privatization, through the priority allocation of common shares, representing 15% of the Company's share capital to the reference investor selected in the Public Offering;
(c)    Common shares of the Public Offering representing 10% of Sabesp’s share capital shall be allocated on a priority basis to employees, as set forth on article 42 of State Law nº 9,361/1996;
(d)    Terms and conditions of the Investment Agreement, Lock-up and other agreements to be entered into by the State of São Paulo and the reference investor selected in the Public Offering.

CDPED also ratified the percentage of 10% of Sabesp's share capital as the minimum necessary for the State of São Paulo to maintain the special class preferred share (golden share), as provided for in the new Company's Bylaws, approved on May 27, 2024 by the Shareholders’ General Extraordinary Meeting under suspensive condition of the liquidation of the Public Offering.

In addition, the Company clarifies that, as decided by its management, there will be no primary offering through issuance of new shares by Sabesp in the Public Offering.

•	Interruption in the services in Igarapava municipality

On June 1st, 2024, the services in the municipality of Igarapava was interrupted and a new concessionary is providing the services. As of June 1st, 2024, the net book value of the related assets of Igarapava amount R$ 11.4 million.

The indemnity calculated by the ARSESP (Regulator) amount to R$ 57.2 million, based in December 2021. The new concessionary made a judicial deposit in the amount. The municipality and the new concessionary are discussing this amount in the court.

•	Request for São Paulo municipality – registered warrants

On May 22nd and 23rd the Company requested the total amount of R$ 3,064.5 millions (based in march 2024) to the municipality of São Paulo to receive the registered warrants as described below:

In millions of reais	Total historical value	Total updated value – mar/24	Total amount, net(*)
Total	2,373.8	3,064.5	1,873.2

(*) Amount net of discounts.

•	Selection of the Reference Investor

On June 20th, the State Privatization Board (CDPED – Conselho Diretor do Programa Estadual de Desestatização) along with the Management Council of the State Program for Public-Private Partnerships (CGPPP – Conselho Gestor do Programa Estadual de Parcerias Público-Privadas), resolved on the additional terms and conditions applicable to the selection of the Reference Investor, within the scope of the approval of the public offering of shares issued by Sabesp and owned by the State (“Public Offering”).

In addition, CDPED, jointly with CGPPP, decided on the minimum price for the sale of shares in the Public Offering by the State, as well as the minimum coverage as a condition for determining the Selected Reference Investor

F-59